                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                  FORM 10SB/A
                                  AMENDMENT 4

             General Form for Registration of Securities of Small
                                Business Issuers

      Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                             INFECTECH, INC.
            (Exact name of Small Business Issuer in its charter)



                DELAWARE                                 34-1760019
      (State or other jurisdiction of                 (I.R.S. Employer
       incorporation or organization                Identification No.)


Suite Two, 87 Stambaugh Avenue, Sharon, PA                  16146
 (Address of principal executive offices)                (Zip Code)

Registrant's Telephone number, including area code:     (724) 346-1302






Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $.02 par value



Forward-Looking Statements and Associated Risk.   This Registration
Statement, including the information incorporated herein by reference, contains forward-looking statements including statements regarding, among other items, Infectech's growth strategies, and anticipated
trends in Infectech's business and demographics.   These forward-
looking statements are based largely on Infectech's expectations and are subject to a number of risks and uncertainties, certain of which
are beyond Infectech's control.   Actual results could differ
materially from these forward-looking statements.

ITEM 1.   DESCRIPTION OF BUSINESS

A.   Infectech was incorporated in June 1989 under the laws of the
State of Delaware.   Drs. Felder and Ollar began discussions on
obtaining patents for important bacterial pathogens that utilized
paraffin as their sole carbon source.   They believed a method could be
found to identify these faster and the symptoms treated more efficiently and effectively, thereby reducing the time patients spent
being diagnosed for these illnesses.   Infectech engaged in research
and obtaining patents which we successfully began to obtain with our
first patent being issued in 1992.   We conducted additional research
over several years leading to the development of more patents related to the use of paraffinophilic (paraffin-eating) bacteria which would then be used in testing devices, so that the presence of harmful bacteria could be more quickly detected then by conventional methods.

In 1995, Infectech began testing and research at a laboratory facility
in Milford, PA under the direction of Dr. Ollar.   From 1995 to the
present, Infectech has maintained the laboratory at which Dr. Ollar conducts research on the existing technology and developing related applications.

On November 19, 1996, the Articles of Incorporation were amended to increase the authorized shares from 120,000 to 20,000,000 and a 50 to 1 stock split was declared. Infectech has remained a development stage company engaged in research and development of diagnostic tests and
therapeutics for infectious human diseases.   Infectech has obtained 30
patents on this technology. Infectech's technology has extended to the field of environmental bio-remediation which is the nontoxic degradation of pollutants and other harmful substances utilizing the
same bacteria used in the medical diagnostic kit.   Infectech has also
applied this technology to a cancer therapy known as apoptosis involving the destruction of harmful cancer cells.

Infectech is registering our common stock under the Exchange Act of 1934 to be eligible for the quotation of our stock on the NASD Bulletin Board.

      The Infectech Method.   Infectech's research regarding paraffin
as a sole carbon source led to the concept that paraffin-coated glass slides may be used to grow, identify and perform antibiotic sensitivity assays on paraffinophilic bacteria. Paraffinophilic bacteria are
bacteria that use paraffin as their sole food source.   Infectech then
developed a technology that employs a paraffin carbon source that enables viable or living paraffinophilic organisms to be separated from viable non-paraffinophilic bacteria and from non-viable or dead bacteria. In this method only viable paraffinophilic bacteria grow on the paraffin coated glass slides. Those living or viable bacteria found on the surface of the paraffin coated slides may be stained and examined microscopically to determine the presence of suspect pathogens, or disease carrying organisms.

Having identified the disease-causing bacterium, providing a patient cure is the next step. In a manner similar to identification of the pathogen, tests are conducted with a separate series of tubes containing antibiotics. Macroscopic and microscopic examination of the paraffin-coated slides indicate those tubes where there is an absence of bacterial growth on the paraffin slide surface. Such absence means that the antibiotic in question was able to kill the pathogen at a particular concentration of antibiotic. Infectech's patented technology will enable the medical community to conduct antibiotic sensitivity testing upon a pathogen once it has been identified, thereby enabling a more rapid and effective treatment of bacterial infections. This enables the hospital or doctor to determine the most appropriate antibiotic to use as well as the most effective in treating the patient.

Infectech's paraffin slide culture technology provides a simple and inexpensive method for isolating, identifying and performing antibiotic sensitivity testing of paraffinophilic pathogens in markets ranging from the largest metropolitan urban hospitals to modest third world field laboratories. Of particular benefit to small hospitals, medical centers and third world field laboratories is the potential of using a variety of body fluids and fecal matter to provide samples for identification. The convenience, efficiency, and safety of this method also provide enhanced safety to the patient because of the non-intrusive nature of gathering the samples.

The IDENTIKIT TM process, from the perspective of the physician and the patient, will operate relatively simply. For example, a patient enters a hospital with serious burns. Since burn patients are at high risk for bacterial infection including Pseudomonas, a bacteria which causes pneumonia, blood poisoning and other life-threatening disease, the physician will order a sample of blood or sputum to be taken from the patient. The sample will then be added to a series of test tubes containing Infectech's patented growth media. Paraffin slides are then added to the tube, and, with respect to Pseudomonas, for example, within 24 hours (using the IDENTIKIT TM) a laboratory technician will be able to observe the growth of bacteria on the paraffin and perform biochemical tests on it which will enable the identification, specification and antibiotic sensitivity testing of the patient's strain of Pseudomonas. The physician will then be able to administer the most appropriate antibiotic treatment.

Since 1997, Infectech has obtained over two dozen additional patents and has begun to use the Infectech technology at several research
hospital facilities in the United States.   Infectech has also
developed applications of its technology in the non-medical use of
environmental bio-remediation.   In this application, the Infectech
method is used to produce bacteria which feeds upon certain toxic
pollutants.   This allows the bio-remediation (or biological cleanups)
of polluted areas and such harmful substances as TCE (tri-
chloroethylene).   Infectech has entered into a licensing agreement
with a bio-remediation firm actively engaged in this field.

     Products. IDENTIKIT TM. Infectech intends to offer two types of IDENTIKITs TM, one utilizing non-genetic microbiology and one utilizing genetic and amplification technology. Both types of IDENTIKITs TM will be used for all applications outside of the body in a noninvasive technique and may be used without additional specialized equipment. Both types of IDENTIKITs TM can be used for identification, specification and antibiotic sensitivity testing.

Both types of IDENTIKITs TM, non-genetic and genetic amplification technology can be tailored with design, composition and instructions intended to meet specific customer requirements in identifying one or more of the paraffinophilic, non-paraffinophilic and non-paraffinophic/hydrophobic (water repellent) microorganisms. The price of each kit will be dependent on the number of paraffinophilic microorganisms to be tested by the kit. For example, the cost of a kit designed to identify all known paraffinophilic microorganisms will exceed the cost of a kit specifically designed to identify one microorganism (e.g. an MAI IDENTIKIT TM).

The Non-genetic Microbiology Identification (NMI) IDENTIKIT TM is of a standard design and suitable for identifying any number of paraffinophilic, nonparaffinophilic or nonparaffinophilic/hydrophobic
microorganisms.   This kit is suitable for 100 tests.  The anticipated
list price of the kit for this testing of one of the disease causing organisms is $200.00.

The Non-genetic Microbiology Antibiotic Sensitivity (NMAS) IDENTIKIT TM is designed for determining the effectiveness of a drug or bacteria for
a paraffinophilic microorganism.   Any number of paraffinophilic
microorganisms may be tested. This kit is also suitable for 100 tests and can be shipped from stock. The anticipated list price of the kit determining the effectiveness of a drug or bacteria is approximately $300.00.


The Non-genetic Microbiology Antibiotic Sensitivity for
NonParaffinophilic Hydrophobic Organisms (NMAS) IDENTIKIT TM is
designed for determining antibiotic sensitivity for a specific
nonparaffinophilic/hydrophobic microorganism.   This kit is also
suitable for 100 tests and can be shipped from stock.   The anticipated
list price of this kit is approximately $300.00.

The Non-genetic Microbiology Antibiotic Sensitivity for Several
Organisms (Paraffinophilic, Nonparaffinophilic,
Nonparaffinophilic/hydrophobic) is designed for determining antibiotic sensitivity for several organisms (user's choice of organism). This kit is also suitable for 100 tests and will be approximately $500.00 list price.

No additional research or development is necessary to complete the non-genetic paraffinophilic kits. Additional research is presently ongoing for the nonparaffinophilic and nonparaffinophilic/hydrophobic
non-genetic kits.   This research is currently being conducted at the
VA Medical Center in New York City and at Infectech's laboratory in
Milford, Pennsylvania.   However, the manufacturing, marketing and
sales will need to occur through a relationship with a large international corporation. See "Sales and Marketing." Once such relationship is established, sales of the non-genetic kit can begin in overseas markets and domestic experimental markets for use in laboratory research. With the exception of experimental markets, sales in the U.S. cannot occur until FDA approval is granted.

Infectech has begun to obtain the requisite number of clinical trials
at the VA Medical Center in New York.   We intend to obtain the
required clinical trials and to submit application for a 510-K (90 day) approval from the United States Food and Drug Administration.

Genetic Based Probe/Amplification Technology for Identification (PATID)
is designed to rapidly identify specific microorganisms.   The kit is a
genetic based system and components are specific for the type of
organisms to be scanned for.   One kit is suitable for 100 tests.

Genetic Based Probe/ Amplification Technology for Antibiotic Sensitivity (PATAS) is designed to perform rapid antibiotic sensitivity
testing for specific microorganisms.   The kit genetic based procedure
and components are specific for a type of organism to be assayed for
antibiotic sensitivity testing.   One kit is suitable for 100 tests.

By using Infectech's non-genetic IDENTIKITs TM, physicians will be given better data earlier about their patients' conditions, freeing
them to make more effective treatment decisions.   The following chart
illustrates comparisons of Infectech's method with conventional testing for two life-threatening diseases.

                                                                                    Infectech
                                                                                     Genetic
                                                                   Infectech         IDENTIKIT
                         Conventional      Conventional              Genetic         Antibiotic
                          Method of           Antibiotic            IDENTIKIT        Sensitivity
                         Identification       Sensitivity          Identification     Testing

Mycobacterium
  avium-intracellularae
   (MAI)                    8-30 days   An additional 18-25 days   4-21 days total      8 days
Pseudomonas                24-48 hours  An additional 24-48 hours   24 hours total     24 hours

MAI is an infection which affects organs, often the respiratory and gastrointestinal tracts of AIDS patients and is often fatal.

Pseudomonas is a disease-causing bacteria which affects cystic-fibrosis, burn unit patients and other persons suffering from immune deficiencies resulting in serious illness and death.

Infectech believes that its patented testing method may be the only one available, which can be successfully used with amplification techniques for rapid antibiotic sensitivity testing. As a result, Infectech is presently performing experimentation to combine its patented method with amplification techniques in an easy-to-use amplification IDENTIKIT TM, resulting in even more accelerated identification and antibiotic sensitivity testing, as the following chart illustrates:

                                                                                    Infectech
                                                                                     Genetic
                                                                   Infectech         IDENTIKIT
                         Conventional      Conventional              Genetic         Antibiotic
                          Method of           Antibiotic            IDENTIKIT        Sensitivity
                         Identification       Sensitivity          Identification     Testing

MAI                        8-18 days     An additional 18-25 days    48-96 hours     48-72 hours
Pseudomonas                24-48 hours   An additional 24-48 hours   24 hours total    24 hours

MD Diagnostics.   In 1999, Infectech became interested in the use of
the Internet for its diagnostics. Management believed that the Internet offered an excellent method of interpreting microbiology test results over distances for its own tests and other medical tests.

Infectech formed MD Diagnostics-com, Inc. in the state of Delaware on
April 2000.   MDD-com is developing a business plan that would offer
medical diagnostic second opinions using specialists who would interpret a variety of medical tests, including CAT scans, EKGs and
other tests.   The MDD-com activities are not limited to Infectech-
based medical technology and will be a resource for a wide range of medical tests.

     The Market. Markets for the Identikits TM include hospitals, clinical laboratories, medical research institutions, medical schools, pharmaceutical companies and physician's offices. There are over 9,000 hospitals and medical laboratories in the United States, all of which are logical customers for the Identikit TM products. It is anticipated that the Identikit TM can capture a large percentage of the worldwide market for identification of paraffinophilic pathogens due to its low cost and the rapidity with which an assay can be completed.

At present, before FDA approval, both the non-genetic and the genetic amplification kit can be sold in overseas markets subject to regulatory requirements in a particular country, which vary. It can also be sold in domestic experimental markets for use in laboratory research.

     Marketing and Sales.   Infectech is positioning itself to capture
the market for MAI and Tuberculosis bacteria diagnosis and antibiotic sensitivity testing. Prior to the AIDS epidemic, MAI was a rare disease. After the advent of widespread AIDS infection, MAI was found
to infect AIDS patients at a very high rate.    According to the World
Health Organization (Global Tuberculosis Control: March 1999) world health authorities have estimated that more than 70% of AIDS patients harbor an MAI infection. MAI affects the bone marrow, spleen, liver and lungs. It compromises the lymph nodes, thereby further destroying
the patient's immune system.    MAI also causes opportunistic
infections among non-HIV infected children and the elderly. MAI is believed to be a major contributor to AIDS wasting syndrome. Based on in-house research, in addition to MAI, there are at least 20 other disease-causing paraffinophilic bacteria for which Infectech's Infectech method can be utilized.

Infectech initially plans to market its products through licensing and distribution arrangements with large, well-established medical diagnostic companies. Infectech's markets will potentially include hospitals, clinical laboratories, medical research institutions, medical schools, pharmaceutical companies (antibiotic sensitivity testing methodology can be used to create new drugs to treat paraffinophilic microorganisms), and physicians' offices.

Any contractual arrangements with others concerning the marketing and distribution of its products may result in a lack of control by Infectech over any or all of the marketing and distribution of such products. Although Infectech is currently engaged in preliminary efforts to establish such marketing arrangements, there can be no assurance that Infectech will be able to enter into any such arrangements on terms acceptable to Infectech, or at all.

As part of its overall service to the technical medical community, Infectech is prepared to offer workshops and consultation in the general area of medical diagnostics. While these two activities are not large, they will produce minor amounts of revenue, but more importantly will serve as the focal point for the dissemination of information and training required for Infectech's. technology. Infectech's future growth and profitability will depend, in large part, on the success of its personnel and others in fostering acceptance by the medical community. Such acceptance will be substantially dependent on educating the medical community as to the distinctive characteristics and perceived benefits of Infectech's proposed products. There can be no assurance that Infectech's efforts or those of others will be successful, or that any of its products will receive the necessary acceptance by the medical community.

Potential Markets for Infectech's Technology.

     Diagnostics.   Infectech believes that significant demand exists
for an inexpensive diagnostic test for pathogens that
   - does not need highly skilled manpower or technology to isolate and distinguish deadly bacteria
   -   produces results rapidly and accurately,
   -   limits pre-preparation requirements,

   -   tests a broad range of specimens and
   - assays for antibiotic sensitivity to determine the optimal treatment method.

Infectech believes that its patented slide culture technology meets these requirements.

Infectech's technology provides for rapid and accurate identification of at least 20 life-threatening paraffinophilic pathogens. These pathogens include Pseudomonas, the major cause of death in intensive care and burn units and the second leading cause of death in cancer patients, Mycobacterium Avium Intracellular ("MAI"), the bacterial infection most often associated with AIDS in the developed world) and Mycobacterium Tuberculosis, a non-paraffinophilic hydrophobic pathogen
that can be grown via Infectech's technology.   Mycobacterium
Tuberculosis is the causative agent of tuberculosis, the world's
deadliest infection.   Each year in the United States alone, more than
10,000,000 tests are conducted for Mycobacterium Tuberculosis, 5,000,000 tests are conducted for Pseudomonas and more than 1,000,000 tests are conducted for MAI.

Using Infectech's patented slide-culture technology in combination with gene amplification methodologies, life-threatening bacteria can rapidly
be identified.   Using Infectech's proprietary baiting technology, the
efficacy of potentially appropriate antibiotics (e.g., penicillin) to treat for these bacteria can be tested through rapid, inexpensive
antibiotic sensitivity tests.   Infectech believes that its patented
testing method may be the only method available that can be successfully used with amplification techniques for rapid antibiotic sensitivity testing.

According to the World Health Organization, approximately 1.7 billion people worldwide carry the Tuberculosis bacterium which equals
approximately 1 in 3 persons in the world.   Although the majority of
these cases are in underdeveloped and developing countries, it is thought by experts that as many as 10 million Americans may be infected with TB. (Global Tuberculosis Control: March 1999)

This widespread health problem indicates a huge need for diagnostic
testing of those infected individuals.   At an average testing cost of
merely $.45 per individual, a potential global market of at least $200 million exists.

Infectech is positioning itself to capture a significant share of the market for MAI and Tuberculosis bacteria diagnosis and bacteria sensitivity. Historically, the search for MAI and other members of the
genus Mycobacterium Tuberculosis has been very difficult.   These
organisms grow slowly, and specimens require rigorous preparation to prevent overgrowth of other more rapidly growing organisms often found
co-existing in specimens.   Handling of mycobacterial specimens has
required highly-trained technicians and specialized equipment. This is not true of Infectech's technology. The Identikit is a self-contained
testing device which requires little preparation.   The sample is
simply added to the test tube.   It is sealed and then examined.    The
examination can be performed by any laboratory technician who need only analyze the visual results on the test tube slide.
In addition, Infectech's technology permits sampling of a variety of
tissues, not just blood or sputum.   Although MAI forms in the
gastrointestinal tract, physicians using conventional methods are unable to detect the bacteria until they reach the bloodstream. Using Infectech's technology, physicians will be able to analyze fecal matter or urine to detect MAI where it begins, in the gastrointestinal tract thereby leading to earlier treatment of the disease. Management is of the opinion that the convenience, efficiency and safety of Infectech's patented slide culture technology will provide enhanced safety for patients because of the non-invasive nature of required procedures.

Management believes that its slide-culture technology also can be used to detect the presence of non-paraffinophilic bacteria through use of non-paraffin-based carbon coatings in a clean-room environment and sampling of certain body fluids such as blood and spinal fluid.

The Infectech patented technology of paraffin slide culture does not
require the use of highly skilled manpower.   Infectech's advantages in
this user-friendly method are:

1.  Eliminates the need for many processing steps currently needed to
decontaminate and concentrate specimens.   Since only a few types of
organisms grow on paraffin, overgrowth due to specimen contamination is not a problem. This avoids the need for highly-trained mycobacteriologists who are customarily required to manipulate the slow growing organisms.

2. The system eliminates the need for expensive and sophisticated machinery like centrifuges.

3. As a self-contained system, the Infectech technology can be used even in facilities in which electrical power and refrigeration are not
available.   The test media utilized can be stored in a dehydrated
state at room temperature.

In addition, Infectech has filed a patent for a method of inducing apoptosis, a method of controlled cell-death or cell "suicide", with hydrophobic hydrocarbons, notably paraffin. Many types of cancer therapy use drugs to kill cells. The use of paraffin to induce cell death has important advantages, since paraffin is non-toxic and its
effect is local.   Dr. Richard A. Lockshin, Ph.D., of St. John's
University, President of the Cell Death Society, has agreed to collaborate with Infectech on electron microscopy work necessary on this project.

     Bio-remediation of Chlorine-contaminated Aquifers, Air and Soil. Infectech believes that its utility patent for use of Compound C in baiting paraffinophilic micro-organisms has broad application in environmental bio-remediation of chlorine compounds such as
TriChloroEthylene.   Infectech has granted a world wide exclusive
license to use this technology for bio-remediation to a Hermitage
Pennsylvania-based company, Bio-remedial Technologies, Inc.   BRT
received a $250,000 grant from the state of Pennsylvania to treat contaminated air streams containing styrene and other hazardous air pollutants identified by the United States Environmental Protection
Agency, utilizing Infectech's patented technology in 1998.   BRT
continues to use the Infectech method in its TCE degradation.

Veterinary Applications.   Infectech intends to develop a kit to test
for Johne's Disease (caused by Mycobacterium Paratuberculosis) in
cattle, a possible cause of Crohn's Disease in humans.   Federal Drug
Administration approval is not required for this product.

      Proprietary Slide-culture Technology.   Infectech has found that
paraffin-coated slides can be used to grow, identify and perform
antibiotic sensitivity assays on paraffinophilic bacteria.   Infectech
has developed a technology utilizing a paraffin carbon source that enables viable or living paraffinophilic organisms to be separated from viable non-paraffinophilic bacteria grown on the paraffin-coated glass
slides.   Living or viable bacteria can then be stained and examined microscopically to determine the present of suspect pathogens.

Efficacy of an antibiotic can be tested on disease-causing bacteria in
a manner similar to identification of the pathogen.   Test tubes in
which there is an absence of bacterial growth can be determined. Absence of bacterial growth indicates that the antibiotic was able to kill the pathogen at a particular concentration. Presence of bacterial growth can indicate lack of effectiveness of the antibiotics to treat
for the pathogen.   The technology also enables the user to determine
appropriate concentration of the antibiotic.

These features make Infectech's technology ideal for markets ranging from large urban hospitals to third-world field laboratories.
Infectech believes that its technology can contribute to reducing healthcare costs and significantly improving patient care.

     Rapid Detection Advantage of Infectech's Slide-culture Technology. By using Infectech's technology, laboratories will be able to accurately identify and perform antibiotic sensitivity testing for multiple pathogens in less time than conventional methods and with
greater accuracy.   Using Infectech's technology, management
anticipates that:

Infectech's methods permit the sampling of a variety of tissue samples
(not just blood or sputum) with minimal preparation.   The significance
of this may be seen, for example, in the current state of the art in identifying and treating MAI, the bacterial infection most often
associated with AIDS patients in the developed world.   Although MAI
forms in the gastrointestinal tract, physicians normally cannot detect it until it reaches the bloodstream using conventional methods.

Through analyzing fecal matter or urine, physicians using Infectech's methods can detect MAI where it begins in the gastrointestinal tract, leading to earlier treatment which can sometimes make the difference between life and death in an AIDS patient.

Infectech's methods do not require specialized equipment or highly skilled personnel to perform the protocols, unlike the existing
conventional methodologies.   In fact, Infectech's methods may be
automated, resulting in a faster, more precise and cheaper diagnostic process for the more than 9,000 hospitals and medical laboratories in the United States, and similar customers throughout the world. Infectech's solution can contribute to reducing health care costs, which are continually rising.

Manufacturing. Before any sales of the Genetic Based Probe/Amplification Technology kits can occur, Infectech must reach an agreement with a large international corporation to manufacture, market
and sell the product.   Once this occurs, sales of the Genetic Based
Probe/Amplification Technology kits can begin in overseas markets and domestic experimental markets for use in laboratory research.

Infectech has entered into an exclusive, worldwide license and royalty agreement for the manufacture and distribution of the PARASLC/TM with Erie Scientific, Inc. The PARA SL/CTM is the paraffin-coated slide used solely as a central component of the IDENTIKIT TM. Erie is the largest manufacturer and distributor of medical glass slides in North America, and a wholly owned subsidiary of Sybron International Corporation. The license and royalty agreement calls for a net royalty of 15% to be paid to Infectech on all worldwide sales of the PARASLC/TM by Erie. In addition, Infectech has agreed to provide to Erie consulting services for the paraffin slide culture technology.

To date, the production has been limited to several thousand slide
units due to the developmental state of Infectech.   Although Infectech
is currently engaged in preliminary efforts to establish other manufacturing arrangements with respect to certain of its proposed products, there can be no assurance that the Company will be able to enter into any such additional arrangements, on acceptable terms or at all, or that any manufacturer will be able to meet any demand for such products on timely basis.

Competition.   Infectech believes that most existing methodologies for
identification and antibiotic sensitivity testing of paraffinophilic
bacteria are expensive and time-consuming.   Infectech further believes
that there is limited competition in the field of antibiotic sensitivity testing combined with amplification techniques for
paraffinophilic microorganisms.   While the principal components of
Infectech's technology are patented, there can be no assurance that larger, better-financed companies will not enter the market or that others will not develop competing technologies.

Currently, the market for manufacture and distribution of diagnostic
kits for each of these pathogens is highly concentrated.   The
competitors for manufacture and sale of kits for growing the pathogen for tuberculosis on conventional solid media are Difco and Remel.
Difco has been consolidated into Becton Dickinson, which holds the majority of the market for diagnostic tests for Tuberculosis using continuous monitoring methods, which are utilized, extensively in major urban U.S. areas. Similarly, the market for testing for Pseudomonas and MAI is concentrated in Becton Dickinson, which sells petri-dish-based diagnostic tests.

     Licensing/Transactions.   On September 14, 1999, Infectech and BRT
signed an exclusive licensing agreement for the licensing of certain intellectual property and patents relating to the application in bio-
remediation fields.   BRT is a company which specializes in the
biodegradation of chlorinated compounds and hydrocarbons.   Unlike
other bio-remediation companies, BRT uses specially prepared microbes to degrade volatile organic compounds from air, ground water and soil.

The term of the exclusive licensing agreement with BRT is for a period of ten years. BRT will utilize Infectech's intellectual property solely as it applies in the field of bio-remediation for the creation of microbes for the specific task of bio-remediation. Infectech shall receive a royalty of 15% per bio-remediation project during the licensing period.

Infectech allows BRT the ability to maintain intellectual property protection for methodologies involved in degrading VOC air emission, and ground water and solid remediation. The technology will remain that of Infectech with the application or enhancement of BRT being
additional.   Infectech's management believes that there will be a
likelihood of success based upon early in-house laboratory studies performed in conjunction with BRT which showed Infectech's methodology to be superior to any current competing procedure in degrading TriChloroEthylene (TCE). TCE is the most abundant groundwater
contaminant in the United States.   TCE is not utilized as a food or
energy source by the microorganisms in the soil or groundwater.   As a
result, the chemical accumulates in the environment and generates a
public health risk.   BRT will require EPA approval for all site
projects involving bio-remediation.

The exclusive licensing agreement can be terminated early if

-    either the assets or stock of BRT are acquired;
- BRT attempts to assign, sub-license, lease or otherwise transfer its license without prior express written approval by Company.
-   insolvency of BRT
-   disqualification of BRT to conduct business;
-   material adverse change in the financial condition of BRT
- BRT defaults on any provision of the agreement and does not cure the default within 15 business days after written notice is received.

On October 15, 1997 Infectech signed a letter of intent (LOI) with the Erie Scientific Company (a wholly owned subsidiary of Sybron
International) for the development of Infectech's Paraffin Slide
Culture (Para SL/Ctm) technology into a commercially marketable product for the detection and susceptibility testing of pathogenic
Mycobacteria.

If development efforts are completed and all the requisite pre-marketing regulatory approvals for any proposed products are obtained, Infectech will need to establish manufacturing and marketing capabilities, either directly or through contractual arrangements with others, such as joint venture, licensing or similar collaborative agreements in order to commercialize any such products. Infectech is currently engaged in preliminary efforts to establish manufacturing and marketing capabilities with respect to certain of its proposed products; however, there can be no assurance that Infectech will be able to enter into such arrangements or that it will be able to obtain the necessary financing to manufacture and market such products directly.

Once a suitable manufacturing relationship is established, the non-genetic and genetic amplification IDENTIKITsTM are essentially ready for production.

On November 18, 1993, Infectech entered into an exclusive worldwide license and royalty agreement for the manufacture and distribution of the PARA SL/CTM with Erie Scientific, Inc. The PARA SL/CTM is the paraffin-coated slide used solely as a major component of the IDENTIKIT TM. Erie Scientific, Inc., is the largest manufacturer and distributor of medical glass slides in North American, and is a wholly owned subsidiary of Sybron International Corporation. The license and royalty agreement calls for a net royalty of 15% paid to Infectech of all worldwide sales of the PARA SL/CTM Erie. In addition, Infectech has agreed to provide to Erie consulting services for the IDENTIKIT TM.

 Patents and Proprietary Rights.   Infectech has been issued and
granted thirty (30) U.S. patents, including:

Patent No.                 Issue Date               Title
5,153,119*               October 6, 1992        Method For Speciating
                                                And Identifying MAI
                                               (Mycobacterium Avium-
                                                Intracellular)

5,316,918                 May 31, 1994          Method and Apparatus For
                                               Testing MAI (Mycobacterium
                                                Avium-Intracellulare) For
                                                 Antimicrobial Agent
                                                 Sensitivity

5,472,877                December 5, 1995       Apparatus For Determining
                                               The Presence Or Absence of
                                                MAI (Mycobacterium Avium-
                                                Intracellular)

5,569,592                 October 29,1996       Apparatus For Testing MAI
                                               (Mycobacterium Avium-
                                                Intracellular) For
                                                Antimicrobial Agent
                                                Sensitivity

5,637,5011                 June 10, 1997         Method And Apparatus For
                                                Automatically Testing The
                                                Antibiotic Sensitivity Of
                                                    A Paraffinophilic
                                                       Microorganism

5,639,675                  June 17, 1997         A Method Of Identifying
                                                 A Nonparaffinophilic
                                                 Microorganism Using
                                                 Various Milieus And An
                                                 Associated Apparatus***

5,641,645                  June 24, 1997         A Method For Determining
                                                 The Antimicrobial Agent
                                                 Sensitivity Of A
                                                 Nonparaffinophilic
                                                 Microorganism Using
                                                 Various Milieus And An
                                                 Associated Apparatus

5,654,194                   August 5, 1997       A Method Of Identifying
                                                 A Nonparaffinophilic
                                                 Microorganism Using
                                                 Various Milieus And
                                                 An Associated Apparatus

5,663,056                September 2, 1997       A Method For Determining
                                                  The Antimicrobial Agent
                                                  Sensitivity Of A
                                                  Nonparaffinophilic
                                                  Microorganism And An
                                                  Associated Apparatus***

5,668,010                September 16, 1997       A Method For Determining
                                                  The Antimicrobial Agent
                                                  Sensitivity Of A
                                                  Nonparaffinophilic
                                                  Microorganism Using
                                                  Various Milieus And An
                                                   Associated Apparatus


5,667,169                  October 14, 1997       A Method For Determining
                                                  The Antimicrobial Agent
                                                  Sensitivity Of A
                                                  Nonparaffinophilic
                                                  Microorganism And An
                                                  Associated Apparatus

5,698,414                 December 16, 1997       Method And Apparatus For
                                                  Testing Paraffinophilic
                                                  Microorganisms For
                                                  Antimicrobial Agent
                                                  Sensitivity

5,707,824                  January 13, 1998       Method of Determining The
                                                  Presence Or Absence Of A
                                                  Paraffinophilic Microorganism***

5,721,112                  February 24, 1998      A Method Of Determining The
                                                  Presence Or Absence Of A
                                                  Nonparaffinophilic Microorganism
                                                  In A Specimen And An Associated
                                                  Apparatus

5,726,030                  March 10, 1998         Method for automatically testing
                                                  the antibiotic sensitivity of a
                                                  nonparaffinophilic microorganism

5,750,363                  May 12, 1998           Method for determining the
                                                  antibiotic agent sensitivity
                                                  of a nonparaffinphilic
                                                  microorganism and an associated
                                                  apparatus

5,776,722                  July 7, 1998           Method of testing a body specimen
                                                  taken from a patient for the presence
                                                  or absence of a microorganism and a
                                                  further associated method and associated
                                                  apparatus

5,801,009                  September 1, 1998      Method for determining the antimicrobial
                                                  sensitivity of a paraffinophilic
                                                  microorganism using various milous and
                                                  an associated apparatus

5,804,406                  September 8, 1998      Determining sensitivity of paraffinophilic
                                                  microorganisms to antimicrobials

5,846,760                  December 8, 1998       Method for determining a presence of a
                                                  nonparaffinophilic hydrophobia microorganism
                                                  in a body specimen and an associated apparatus

5,854,013                  December 29, 1998      Method of determining presence or absence of a
                                                  nonparaffinophilic microorganism in a specimen

5,854,014                  December 29, 1998      Apparatus for testing paraffinophilic
                                                  microorganisms for antimicrobial sensitivity

5,882,919                  March 16, 1999         Apparatus for determining the presence or
                                                  absence of a nonparaffinophilic microorganism in a
                                                  specimen

5,882,920                  March 16, 1999         Apparatus for determining the presence or absence
                                                  of a nonparaffinophilic microorganism

5,891,662                  April 6, 1999          Method for determining the antimicrobial agent
                                                  sensitivity of a nonparaffinophilic hydrophobic
                                                  microorganism

5,962,306                                         Method of determining the presence or absence of a
                                                  nonparaffinophilic microorganism in a specimen and
                                                  an associated apparatus.

5,989,902                                         Method for determining the antimicrobial agent
                                                  sensitivity of a nonparaffinophilic hydrophobic
                                                  microorganism and an associated apparatus.




5,935,806                                         Method and apparatus for speciating and identifying
                                                  MAI, (mycobacterium avium-intracellulare) and
                                                  testing the same for antibiotic sensitivity

5,981,210                                         Method for determining a presence or absence of a
                                                  nonparaffinophilic hydrophobic microorganism in a
                                                  body specimen by using a DNA extraction procedure
                                                  and a novel DNA extraction procedure

5,994,120                                         Method of bioremediating an organic hazardous
                                                  substance

* Corresponding patents in Australia (parent and divisional) and Europe (parent and divisional); corresponding application in Canada
***   Corresponding patent in South Africa as of November 27, 1996
1   Corresponding applications will be filed in
AU/BR/CA/CH/EP/JP/MX/NZ/RF/SK
2   Corresponding applications will be filed in
AU/BR/CA/CH/EP/JP/MX/NZ/RF/SK
3   Term of patent shall not extend beyond expiration of Patent
5,677,169

4   Term of patent shall not extend beyond expiration of Patent
5,654,194




Each of the above patents expire seventeen years after the date of grant.

Infectech is presently allowing its patented technology to be used at the VA Medical Center of New York to perform research confirming the efficacy of the IDENTIKIT TM and to perform additional research with amplification techniques. It is anticipated that the technique will increase the rapidity with which both bacterial identifications and antibiotic sensitivities can be determined, reducing the time required by one or two orders of magnitude.

The slide culture technology may be automated. Infectech is presently in negotiation with several diagnostic companies for the automation of the paraffin baiting method. Infectech has been granted a patent for the automation method. This will potentially lower the cost for identification and antibiotic sensitivity testing for MAI and for all other paraffinophilic microorganisms.

There can be no assurance that any issued patents will provide Infectech with significant competitive advantages, or that challenges will not be instituted against the validity or enforceability of any patent owned by Infectech or, if instituted, that such challenges will not be successful. The cost of litigation to uphold the validity and prevent infringement can be substantial. Furthermore, there can be no assurance that others will not independently develop similar technologies or duplicate Infectech's technologies or design around the patented aspects of Infectech's technologies. While obtaining patents is deemed important to Infectech, patents are not considered essential to the success of its business. However, if further patents do not issue from present or future applications, Infectech may be subject to greater competition.

Infectech also relies on a combination of non-competition and confidentiality agreements with its employees, licensing agreements, trademarks and trade secret laws to establish and protect proprietary rights to its technologies. There can be no assurance that trade secrets will be established, that secrecy obligations will be honored, or that others will not independently develop similar or superior technologies.

     Dependence on One or a Few Major Customers.   Infectech does not
expect that any single customer will account for more than ten percent of its business.

     Employees. Infectech employs four full time persons and six part time persons. Infectech shall employ additional individuals as required.

     Governmental Regulation.   In order to gain broad acceptance,
Infectech's diagnostic kits will require approval from the United States Food and Drug Administration ("FDA") and regulatory bodies
outside of the United States.   Infectech intends to apply for FDA
approval based upon clinical testing programs conducted at major medical centers including the New York's VA Hospital, the University of West Virginia School of Medicine and the State University of New York
School of Medicine.   Data obtained from these institutions will enable
Infectech to apply for FDA approval process testing kits through the
510-K application process..   No assurance can be given that Infectech
will successfully develop or commercialize any proposed applications of its technology.

With the exception of experimental markets, sales in the United States cannot occur until FDA approval is granted. FDA approval will take no less than one year. This includes 4-5 months of research, 4-5 months of clinical trials and the 2-3 months for review by the FDA. The research associated with the FDA approval will cost approximately $200,000.

Regulatory requirements for the FDA include:

   Device Classifications - The device clarification is under 510K regulations for a non-invasive device.
   Investigational device exemptions - There would be no exemptions except for utilization of these devises used solely for experimental purposes.
   Clinical investigator monitoring - Infectech technology is being monitored for clinical investigation at the Bronx VA in New York.
   Institutional review board approval - The Infectech product reviewed at the VA Medical Center will have the Lutine review board method of approval.
   Premarket approval applications and conditions of approval - Medical articles have already been written by the University of West Virginia School of Medicine and articles are being prepared for peer-review journals by the VA Medical Center in New York and St. Vincent's Hospital in New York.
   Registration and Listing - will occur on completion of FDA testing at the VA medical Center.
   Labeling - The labeling will take approximately one month after the FDA approval for this noninvasive test.
   Manufacturing, including design controls - controlled by the Sybron Corporation and its Erie Scientific Division which is a wholly owned subsidiary of Sybron Corporation.
   Post-market obligations, including medical device reporting (MDR) and recalls - Infectech shall be governed by the FDA and its medical reporting apparatus.
   Import and export requirements - These will be fulfilled according to the jurisdiction of each foreign country in which Infectech intends to market its products.
   Penalties and legal remedies available to the FDA for violations of the Federal Device and Cosmetic Act and the regulations promulgated under its authority - These will be routine penalties and legal remedies available to the FDA for a noninvasive device under 510K regulations.

These various FDA regulatory requirements bear certain inherent risks in any type of activity involving noninvasive medical devices unique to Infectech but are generally applicable to all providers of similar
products in the medical diagnostics field.   While Infectech does not
have unique requirements, this field is highly regulated and subject to FDA oversight and monitoring which poses risk in this type of activity which would include the suspension of sales activities and distribution
of the products should the government exercise those remedies.   The
broad range of actions the FDA can utilize would include the suspension of further production distribution and sales.

In addition to working on obtaining the necessary governmental approvals to bring the product to market and looking for additional marketing arrangements through established distribution channels, the Company plans to perform contract experimental work testing for the efficacy of chemotherapeutic agents against paraffinophilic
microorganisms.   Infectech has no specific time-frame for performing
experimental work for this testing.

Infectech expects to begin clinical trials of its slide-culture technology in early 2001 and expects to receive approval of its technology from the FDA before the summer of 2002 through the 510-K
application process.   Infectech expects to begin marketing its test
kits internationally during the first quarter of 2001.

Compliance with Environmental Laws.   Infectech has no material costs
or effects of compliance with federal, state or local environmental laws.

Seasonal Nature of Business Activities.   Infectech's business
activities are not seasonal.

Item 2. Management's Discussion and Analysis of Financial
Condition and Results of Operations:

Trends and Uncertainties. Demand for Infectech's products will be dependent on, among other things, market acceptance of Infectech's concept, the quality of its products, government approval and general economic conditions, which are cyclical in nature. Inasmuch as a major portion of Infectech's activities will be the receipt of revenues from the sales of its products, Infectech's business operations may be adversely affected by Infectech's competitors and prolonged recessionary periods.

Capital and Source of Liquidity.   Infectech requires substantial
capital in order to meet its ongoing corporate obligations and in order to continue and expand its current and strategic business plans.
Initial working capital has been obtained by the private sale of Infectech's common shares from November 1996 to present.

For the nine months ended September 30, 1999, Infectech received proceeds from the issuance of common stock of $133,234 resulting in net cash provided by financing activities of $133,234 for the nine months ended September 30, 1999.

For the nine months ended September 30, 1998, Infectech had proceeds from the issuance of common stock of $270,074. As a result, Infectech had net cash provided by financing activities of $270,074 for the nine months ended September 30, 1998.

For the nine months ended September 30, 1999, Infectech had patent costs of $55,997, purchase of equipment of $2,450 and an increase in deposits of $51 resulting in net cash used in investing activities of
$58,498.   Infectech anticipates that costs associated with product
testing and development will continue to increase.

For the nine months ended September 30, 1998, Infectech received $200,000 from the redemption of certificate of deposit. Infectech purchased equipment for $4,505 and had patent costs of $179,554 for the
nine months ended September 30, 1998.   Infectech had an increase in
deposits of $82 and had deferred merger and offering costs of $76,070
for that same period.   As a result, Infectech had net cash used in
investing activities of $60,211 for the nine months ended September 30, 1998.

Infectech has a $10,500 line of credit, all of which was available at September 30, 1999. The line of credit is collateralized by the personal guarantee of a stockholder.

On a long-term basis, liquidity is dependent on continuation and expansion of operation and receipt of revenues, additional infusions of
capital and debt financing.   Infectech believes that additional
capital and debt financing in the short term will allow Infectech to increase its marketing and sales efforts and thereafter result in increased revenue and greater liquidity in the long term. However, there can be no assurance that Infectech will be able to obtain additional equity or debt financing in the future, if at all.

Results of Operations.   Since inception, Infectech has not received
any material revenues from operations.

Research and development expenses were $49,352 for the nine months ended September 30, 1999 versus $65,266 for the nine months ended
September 30,, 1998.   This decrease was due to research activities for
its patents being shifted to work done internally in 1999.   Wages
increased to $86,592 for the nine months ended September 30, 1999 from
$29,470 for the nine months ended September 30, 1998.   This was the
result from one employee working full time in research and development
starting the later part of 1998.   Legal and accounting decreased to
$19,726 for the nine months ended September 30, 1999 versus $52,239 for
the nine months ended September 30, 1998.   The 1999 decrease was due
to a change in law firms to a less costly firm and less usage during 1999.

Consulting and professional fees increased to $116,059 for the nine months ended September 30, 1999 from $12,000 for the nine months ended
September 30, 1998.   This increase is due to increasing activity with
consultants regarding marketing and commercialization of Infectech's product.

Insurance expense decreased from $5,536 for the nine months ended
September 30, 1998 to $51 for the nine months ended September 30, 1999 since Infectech discontinued life insurance coverage on its officers.

Public relation expenses were $30,188 for the nine months ended September 30, 1999 versus -0- for the nine months ended September 30,
1998.   This is due again to Infectech starting to market its product.
Infectech incurred $30,614 in expenses for the nine months ended September 30, 1999 in connection with starting a subsidiary, MD-Diagnostics.com, Inc. to develop internet sites for medical diagnostics.

Infectech had sales of $3,669 for 1998 versus -0- for 1997 and 1996. The revenue was due to a royalty payment earned in 1998.

Research and development expenses increased to $92,004 for 1998 from
$60,697 for 1997 and $17,500 for 1996.   This was due to increasing
research activities for its patents.   Wages increased to $121,092 for
1998 from $24,568 for 1997 and $16,000 for 1996.   This was the result
from one employee working full time in research and development for
1998.   Legal and accounting was $61,556 for 1998, $60,938 for 1997 and
$80,711 for 1996.   The 1998 and 1997 decrease was due to a change in
law firms to a less costly firm.

Travel expenses were $11,467 for 1998, $27,053 for 1997 and $9,310 for
1996.   The increase travel expenses for 1997 was due to more trips to
biotech companies and investment bankers.   Consulting and professional
fees increased to $183,466 for 1998 from $104,971 for 1997 and $43,360
for 1996.   These increases are due to increasing activity with
consultants regarding marketing and commercialization of Infectech's product.

Plan of Operation. Infectech is in the development stage and has not conducted any significant operations to date and has received only minimal royalty revenues. Infectech may experience problems; delays, expenses and difficulties sometimes encountered by an enterprise in Infectech's stage of development, many of which are beyond Infectech's control. These include, but are not limited to, unanticipated problems relating to product development, testing, regulatory compliance, manufacturing costs, production and marketing problems, additional costs and expenses that may exceed current estimates and competition.

Infectech has funding needs of approximately $1.2 million. Infectech shall seek equity or debt financing for intellectual Property ($30,000), research and development for Tuberculosis Pseudomonas ($814,400), legal expense for patents ($263,419) and internet research and development ($50,000). This does not include Infectech's working
capital need.   Research and development expenses will be dependent on
the availability of funds.   Infectech does not expect any additional
purchases of plant and equipment.   There are no expected significant
changes in the number of employees. If Infectech obtained funding, support type of employees such as secretarial, etc, may be required.

As of September 30, 1999, Infectech had working capital of $47,964. Infectech expects to use this capital to continue research and development of patents and for the costs associated with executing an initial public stock offering. Infectech believes that the net proceeds from equity financing together with revenues from operations, if any, will be sufficient to meet its anticipated cash needs for working capital and capital expenditures until approximately December 1999. There can be no assurance, however, that the net proceeds from equity financing will not be expended prior thereto due to unanticipated changes in economic conditions or other unforeseen circumstances. Unless growth in Infectech's revenues from operations substantially exceeds management's current expectations, by approximately December 1999, Infectech will be required to seek additional equity or debt financing to fund the costs of its operations, including continued development of its products. There can be no assurance that additional financing will be available or that, if available, such financing will be on acceptable terms to enable Infectech to complete development of or commercialize any of its proposed products or technologies.

Infectech is not delinquent in any of its obligations even though
Infectech has generated limited operating revenues.    Infectech
intends to market its products utilizing cash made available from the private and public sale of its securities. Infectech's management is of the opinion that revenues from the sale of its products and the proceeds of the sales of its securities will be sufficient to pay its expenses until its business plan can be fully implemented.

Year 2000 Issues. To date, Infectech has had no material effects from the Year 2000 issues.

ITEM 3.  DESCRIPTION OF PROPERTY

Infectech will operate out of two locations. The corporate headquarters will remain in Sharon, Pennsylvania and the clinical lab will continue in Milford, Pennsylvania. These offices consist of 3100
square feet.   Infectech pays approximately $2,500 per month for use of
these two locations. Infectech may consolidate operations to a single location once clinical testing is successfully completed. Also, Infectech will use the offices of Dr. Felder as its corporate headquarters. Dr. Felder will sublease a portion of his offices at a rate of approximately $550 per month to partially cover the cost of
rent, office equipment, utilities and office personnel.   Infectech
retains the right to increase these payments in accordance with any rental time and increased need for office equipment, utilities and office personnel at both locations.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tabulates holdings of shares of Infectech by each person who, subject to the above, at the date of this prospectus, holds of record or is known by Management to own beneficially more than 5.0% of the Common Shares and, in addition, by all directors and officers of
Infectech individually and as a group.   Each named beneficial owner
has sole voting and investment power with respect to the shares set forth opposite his name.

              Shareholdings at Date of
                   This Prospectus

                                                            Percentage of
                            Number & Class(1)              Outstanding
Name and Address                  of Shares                Common Shares


Mitchell S. Felder, M.D. (2) (3)  2,252,589                     31.75%
Suite 2
87 Stambaugh Avenue
Sharon, PA 16146

Robert Ollar, Ph.D. (2)           1,697,322                     23.92%
122 Cornelia Lane
Milford, PA 18337

David Bernstein, Esq. (2) (3)       246,837                     3.48%
33111 Seneca Drive
Solon, OH 44139

Susan Felder (2)                    382,967                     5.40%
Suite 2
87 Stambaugh Avenue
Sharon, PA 16146

Stephen Lewis                       100,000                    1.41%
112 Mehard Avenue
Greenville, PA 16125

Thomas Inman                              0                    0.00%
27 Garrett Lane
Mercer, PA 16137

William Moder                             0                    0.00%
Kerrwood Place, Suit 104
2500 Highland Road
Hermitage, PA 16148





All Directors & Officers
as a group (7 persons)             4,679,715                  65.96%

(1)Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise.

Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.

(2)Assumes exercise of all outstanding stock options. Includes for each of Dr. Felder, Dr. Ollar, Mr. Bernstein and Mrs. Felder, 42,535, 23,368, 37,978 and 29,167 shares, respectively, which such person has the right to acquire under options issued to him/her under the 1996 Stock Option Plan at a purchase price of $1.20 per share.

(3)Includes for each of, Dr. Felder and Mr. Bernstein, 77,500 and
10,000 shares, respectively, for repayment of loans made to Infectech.

Stock Options. The Corporation has issued options for the purchase of up to 828,852 shares of common stock to fourteen persons. The options are "non-qualified stock options" which are not qualified for treatment under Section 422 of the Internal Revenue Code of 1986, as amended.

The term of the options has generally been up to ten years from the date of grant, and provide for vesting over a period of three years from the date of grant.

The Corporation's 1996 Stock Option Plan provides for the issuance of options for the purchase of 1,182,750 shares of the Corporation's Common Stock to employees and consultants. In lieu of salary for past services, certain employees have received stock options to purchase up to 322,406 shares at a purchase price of $1.20 per share under the Stock Option Plan. Of the total 322,406 shares eligible for purchase pursuant to options, Dr. Felder, Dr. Ollar, Thomas Inman, William Moder II, David Bernstein, Steve Lewis, and Susan Felder have options to purchase a total of 227,200 shares. The remaining 95,116 shares eligible for purchase pursuant to options were distributed among 8 other employees.

The Corporation's 1998 Stock Option Plan provides for the issuance of options for the purchase of 1,200,000 shares of the Corporation's
Common Stock to employees and consultants. Currently no options have been issued under the 1998 Stock Option Plan.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Board of Directors. The following persons listed below have been retained to provide services as director until the qualification and election of his successor. All holders of Common Stock will have the right to vote for Directors of Infectech. The Board of Directors has primary responsibility for adopting and reviewing implementation of the business plan of Infectech, supervising the development business plan, review of the officers' performance of specific business functions. The Board is responsible for monitoring management, and from time to time, to revise the strategic and operational plans of
Infectech.    Directors receive no cash compensation or fees for their
services rendered in such capacity.

The Executive Officers and Directors are:

Name                                Position          Term(s) of Office
Mitchell S. Felder, M.D.
age 47                          CEO, President and       Inception
                              Treasurer and Director     to present




Robert A. Ollar, Ph.D.
age 52                        Executive Vice President    Inception
                               and Chief of Scientific    to present
                           Affairs and Product Development
                                       and Director

Susan Felder
 age 46                       General Manager and Director    Inception
                                                              to present

David Bernstein, age 39        Corporate General Counsel
                                      and Director

Stephen R. Lewis, age 40                   Director              1995
                                                             to present


Thomas Inman, age 45           Secretary and Controller       June 1995
                                                              to present

William J. Moder, III, age 48              Director           Sept. 1998
                                                               to present

Resumes:

Mitchell S. Felder, M.D., is a co-founder of Infectech, a founding member of Infectech's Scientific Advisory Board, and serves as Vice Chairman of Infectech's board of directors. Dr. Felder is a contributor to certain of the patent applications for Infectech's products, and has worked in Infectech's clinical medical effort. He received his M.D. degree from the University of Rome, Italy in 1983, and has been an attending Neurologist at the Horizon Hospital System in Greenville, Pennsylvania since 1997. Dr. Felder is married to Susan Felder and is a first cousin of Mr. Bernstein.

Robert A. Ollar, Ph.D. is a co-founder of Infectech, a founding member of Infectech's Scientific Advisory Board, and has served as Chairman of the board of directors of Infectech since 1989. Dr. Ollar received his Ph.D. degree from the University of Surrey, England, United Kingdom in 1993. Prior to that, he received his Master of Science Degree majoring in Microbiology in 1984 from the University of Glasgow, Great Britain. Prior to that, he performed research at the Institute Pasteur Du Brabant in Brussels, Belgium. Dr. Ollar is the inventor of Infectech's slide culture technology. Dr. Ollar is presently an Assistant Professor of Neurology at the New York Medical College.

Susan Felder has served as General Manager and director of Infectech since its inception in 1989. From 1978 to 1989 she had progressive analyst responsibilities with the Insurance Services Office, Inc. leading to the position of Computer Programmer which she held until 1989. From 1978 to 1979 she held the position of Marketing Research Analyst for the Continental Insurance Company. She received her B.A. in Economics from Rutgers College in 1976. She is the wife of Dr. Felder.

David Bernstein, Attorney-at-Law, is Corporate Counsel for Infectech and is a director of Infectech. Mr. Bernstein is a sole practitioner practicing law in Cleveland, Ohio. Prior to engaging in sole practice, Mr. Bernstein was an attorney at Bekaert Corporation, a manufacturing company. He received his Juris Doctor of Law from The University of Akron in 1983 and his Bachelor's Degree in Accounting from Kent State University in 1980. Mr. Bernstein is a first cousin of Dr. Felder.

Stephen R. Lewis has served as a director of Infectech since 1995. Mr. Lewis is an investment broker with, and shareholder of Butler Wick & Co., Inc. of Sharon, Pennsylvania since 1988. He received his
Bachelor's Degree in Finance from Indiana University of Pennsylvania in
1983.

Thomas L. Inman was the Corporate Controller for Infectech, having served from June 1995 to September 1999. Mr. Inman is the Secretary of Infectech. Since 1999, Mr. Inman is employed by the Mercer County Agency on Aging and was previously employed as an internal auditor for the County of Mercer in Pennsylvania from 1990 to 1999.

William Moder, III is General Counsel for Infectech and has been a
director of Infectech since September, 1998.   Mr. Moder is an attorney
engaged in private practice in Hermitage, Pennsylvania.  He has advised

Infectech as local counsel, primarily on contract issues.   Prior to
entering private practice, Mr. Moder was corporate counsel for First National Bank of Pennsylvania, a subsidiary of F.N.B. Corporation, for
14 years.   He is a 1974 graduate of Edinboro University of
Pennsylvania and earned his juris doctorate degree in 1980 from the University of Akron.

The Corporation has not established any committees, other than the Compensation Committee and the Stock Option Plan Committee, which administers the issuance of options under the Corporation's 1996 and 1998 Stock Option Plans. The Compensation Committee is composed of Dr.
Felder, Dr. Ollar, Mr. Shardy. and Mr. Moder.   The Stock Option Plan
Committee consists of Dr. Felder and Dr. Ollar

Scientific Advisory Board.   In July 1995 Dr. Ollar and Dr. Felder
founded the Corporation's Scientific Advisory Board, which in addition to them consists of the following members:

Nancy D. Connell, Ph.D., Assistant Professor, Dept. Of Microbiology and Molecular Genetics, UMDNJ/New Jersey Medical School

Carl Gene Coin, M.D., Department of Radiology, University of Miami School of Medicine

Joseph Giordano, M.D., Attending Internist, Sharon Regional Health
System

Vincent LaBombardi, Ph.D. Chief of the Department of Microbiology, St. Vincent's Hospital New York, New York; Assistant Professor of
Microbiology, New York Medical College.

Richard Steinfeld, M.D., Attending Internist, Sharon Regional Health
System

Benjamin M. Blumberg, Ph.D., Professor of Neurology, University of Rochester Medical School

Joseph H. Kite, Jr., M.D., Professor of Microbiology; State University at Buffalo School of Medicine and Biomedical Sciences

Jane Pascale, M.D., Assistant Professor of Microbiology; State
University at Buffalo, NY

Sheldon Brown, M.D., Assistant Professor of Medicine; Mt. Sinai School of Medicine, NY, NY; Attending Physician Infectious Diseases; Bronx V.A. Hospital

Dale Pokorney, M.D., Assistant Professor of Dermatology, Case Western Reserve School of Medicine

Pattisapu R.J. Gangadharam, Ph.D., Professor of Medicine, Microbiology and Pathology, Director of Mycobacteriology research, University of Illinois at Chicago

Thomas Kelly, Ph.D., Professor of Microbiology Laboure College; Boston,
MA

David Sklansky*, Author of seven books on probability theory and wagers.

Zsuzua (Susan), Polgar*, Women's World Chess Champion.

Ms. Polgar and Mr. Sklansky do not have a scientific background.

Each member of the Scientific Advisory Board has received an option to purchase six hundred fifty (650) shares of stock at $4.50 per share. Such options vest over a three-year period beginning on December 6, 1996, and expire without further vesting within ninety (90) days after each member's termination of Scientific Advisory Board service.


ITEM 6.  EXECUTIVE COMPENSATION

No executive officer of Infectech, except for Dr. Robert Ollar, received any cash compensation for the fiscal year ended December 31,
1997.   Dr. Ollar received cash compensation of $23,333 during fiscal
year ended December 31, 1997.    When operations allow, Dr. Ollar will
receive a salary of $60,000 per year based on his full time work at

Infectech's laboratory; and Dr. Felder will receive a salary of $60,000
per year based upon part-time work.   Infectech retains the right to
increase or decrease the cash compensation of its employees as
necessitated by business conditions.   In lieu of salary for past
services, certain employees have received options to purchase up to 322,406 shares of Infectech's common stock at a price of $1.20 per share.

                                                                                Long Term Compensation
                                Annual Compensation                               Awards
(a)            (b)        (c)           (d)            (e)                   (f)               (g)
Name                                                                                          Securities
And                                                Other Annual          Restricted Stock     Underlying
Principle      Cal.      Salary        Bonus        Compensation            Award(s)          Options
Position        Yr.       ($)           ($)              ($)                  ($)               (#)
Dr. Felder    1998         0             0                                                      75,175
CEO           1997         0             0                                                     179,756
              1996         0             0                0                                          0

Dr. Ollar     1998       $36,395         0                                                           0
Executive     1997       $23,333         0                                                      92,189
Vice Pres.    1996       $16,000         0                0                                          0

Aggregate Option Exercises in Last Fiscal Year and FY-End Option Values

(a)            (b)         (c)                  (d)                              (e)
              Shares                 Number of securities underlying    Value of Unexercised In-the
              Acquired               Unexercised Options/SARs at         Money Options at
             On Exercise   Value              FY-End (#)                       FY-End($)
Name             #        Realized      Exercisable/Unexercisable          Exercisable/Unexercisable
Dr. Felder        0            0               114,895/110,036               $47,833/$35,867
Dr. Ollar       6,250        7,438              55,209/30,730                $12,396/$39,666

                    Option in Last Fiscal Year (1998)
                             Individual Grants

(a)                           (b)                       (c)                 (d)                 (e)
                     Number of Securities            % of Total
                           Underlying                  Options           Exercise or         Expiration
                              Options            Granted to Employees     Base Price            Date
   Name                      Granted (#)             in Fiscal Year        ($/Sh)
Dr. Mitchell Felder           75,175                    98%                 $1.20               2008
Dr. Robert Ollar                   0                     0%                   n/a                n/a

Employment Agreements.   Dr. Robert Ollar is employed under an
employment agreement for $20,000 per year.   Other than Infectech's
standard form of non-competition and confidentiality agreement, Infectech does not presently have any employment contracts in effect with the named executive officers of Infectech, including any compensatory plans or arrangements resulting from the resignation, retirement or other termination of the named executive officers of Infectech, other than the compensation arrangements discussed above.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions.   Prior to July 1995, all of Infectech's
expenditures were funded by Dr. Mitchell Felder.   Dr. Felder advanced
Infectech $26,776 in 1993, $36,649 in 1994, $19,564 in 1995 and $36,189
in 1996.   Advances from inception of Infectech to December 31, 1992
totaled $39,387.   Under an agreement with Infectech, $64,833 of the
amounts loaned was converted to common stock.

In 1992, David Bertstein, a stockholder, provided legal services amounting to $12,000 in exchange for a non-interest bearing note
payable due or before December 1, 1999.   Mr. Bernstein has agreed to
accept 10,000 Common Shares of Infectech as repayment of this debt upon completion of this offering.

Infectech subleases a portion of its office space from Dr. Felder, President, at a rate of $550 per month to cover the cost of rent,
office rent, computer equipment, utilities and office personal.   These
payments totaled $6,600 in 1999.

William Moder serves as general counsel for Infectech.   Mr. Moder is
paid on an hourly basis for professional services at the rate of $50 per hour and is also given stock options in an equal amount,
exercisable at a price of $1.20 per share.   In 1998, Mr. Moder
received $11,015 in cash and 11,015 stock options for legal services provided to Infectech.

Infectech entered into a consulting agreement with Steven Lewis, a
stockholder and director of Infectech.   The term of the consulting
agreement is one (1) year commencing May 18, 1998. Infectech has not extended the agreement and it expired May 18, 1999. Mr. Lewis shall be paid a $4,000 per month payable quarterly under the terms of the Agreement. Additionally, Mr. Lewis has received 30,000 stock options with an option price of $1.20 per share. The agreement provided that upon Infectech receiving $300,000 during its term, that Mr. Lewis would receive an additional 30,000 stock options at the option price of $1.20
per common share, which did not occur.   During 1997 and 1996, Mr.
Lewis was paid $31,347 and $18,360, respectively for his prior services to forfeiture, which number will be reduced by 16,137 Common Shares
Mr. Lewis was never awarded the additional 30,000 stock options due to non-performance and termination of the contract.

ITEM 8.  DESCRIPTION OF SECURITIES

     Qualification.   The following statements constitute brief
summaries of Infectech's Certificate of Incorporation and Bylaws, as amended. All material portions of the Certificate of Incorporation and Bylaws have been discussed.

Infectech is authorized to issue 20,000,000 shares of Common Stock, par value $.02 per share. As of the date hereof, there are 6,265,588 shares of Common Stock outstanding, excluding shares reserved for issuance upon the exercise of 828,852 issued and outstanding common stock options.

The holders of the Common Stock are entitled to one vote per share with respect to all matters on which holders of Infectech's common stock are entitled to vote. Holders of the common stock have the right to dividends from funds legally available therefor, when, as and if declared by the board of directors and re-entitled to share ratably, in all of the assets of Infectech available for distribution to holders of shares of common stock upon liquidation, dissolution or winding up of the affairs of Infectech. Holders of common stock do not have preemptive, subscriptive or conversion rights. The common stock does not have cumulative voting rights and, therefore, holders of shares entitled to exercise more than 50% of the voting power are able to elect 100% of the Directors of Infectech. As a result, the existing shareholders of Infectech have the power to retain control over Infectech, despite any accumulation of common stock pursuant to this offering.

     Transfer Agent.    Florida Atlantic Stock Transfer, Inc. of
Tamarac, Florida currently acts as Infectech's transfer agent.

                        PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND RELATED STOCKHOLDER MATTERS

Infectech common shares are listed on the National Quotation Board ("pink sheets") under the symbol IFEC.

Quarter ended                 High Bid            Low Bid

June 30, 1999                 $2.00              $1.50
September 30, 1999            $1.50              $1.00
December 31, 1999             $1.00              $ .06
March 31, 2000                $2.90              $ .38
June 30, 2000                 $1.75              $ .80
September 30, 2000            $1.00              $ .38


Infectech has never paid any cash dividends nor does it intend, at this time, to make any cash distributions to its shareholders as dividends in the near future.

As of October 31, 2000, the number of holders of Infectech's common stock is 77.

ITEM 2.  LEGAL PROCEEDINGS

Merger With Regal One Corporation ("Regal").   On April 7, 1998, the
Corporation entered into a Plan and Agreement of Merger with Regal, a Florida Corporation, whose shares are listed on the OTC Bulletin Board
under the symbol "RONE."   Regal was to issue approximately 26,320,520
Common Shares to the Corporation's stockholders so that on the effective date of the merger, the shareholders of the Corporation would have owned in the aggregate 85% of the Common Shares of Regal, which
upon closing will change its name to Infectech.    A condition of the
merger was that the Corporation raise a minimum of $300,000 prior to June 30, 1998. This condition was not met and the Corporation exercised its right to terminate the transaction.

The Corporation filed for arbitration in Pennsylvania (AAA Case No. 55-136-0131-98) to recover monies advanced to Regal One and other fees and
costs.   The matter has been amicably settled.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

During Infectech's two most recent fiscal years or any later interim period, there have been no changes in or disagreements with Infectech's principal independent accountant or a significant subsidiary's independent accountant.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

During the first and second quarter of 1997 Infectech issued 522,450 Common Shares at $1.20 per share in cash to the following individuals and entities.

Jean C. Harnett                    46,250
James Gessler                      10,000
James M. Holl & Steve D. Gurrera   10,000
Carl Shardy                        42,000
David A. & Betty I. Geisel          5,000
Mark B. Jubelirer                  10,000
John F. Loretta A. Hamley           3,000
Dale Pokorney                      16,000
Martin M. Horowitz                 50,000
Cathi Gurska                       12,500
Samuel Bungo                        7,000
Gary W. Podobruck                   4,000
Beverly D. Beshore                 20,000
Scott D. Payne                      4,000
Karen Gagen                        14,700
Richard J. Donatelli                2,500
M. Virginia Larimer                 5,000
Charles O. & Lorraine A. Stepp      2,000
Alexis J. Loomis                   10,000
Stacey B. Enck                      5,000
Ian C. Horowitz                     5,000
Annamarie Denis                     5,000

Ronald L. Susan D. Campbell        33,000
Patricia E. Loomis & James L.
   Gibson                          10,000
Steven B. Bakst                    40,000
Mitchell S. Felder                 37,500
Scott A. Riley                     18,000
Glenn B. Harnell                   80,000
Allen D. Kidd                      15,000
Marten C. Owens                    15,000
Steve D. Gurrera                    2,500
Christine & David Kirila           10,000
John A. & Joyce A. Mackey
   Custodians                      10,000

These issuances were made in compliance with Rule 505, Regulation D of the Securities Act of 1933 by Registrant's management, consultants and selected broker/dealers. No commissions or other remuneration was paid
to anyone.  No general solicitation was utilized.   The determination
of whether an investor was accredited or non-accredited was based on the responses in the subscription agreement filled out by each investor.

During the second quarter of 1998, Infectech issued 225,000 Common Shares for cash payments of $1.20 to the following:

Bruno Melaragno                        20,000
Anthony Melaragno                      20,000
Carl Shardy                            27,000
Dale Pokorney                          10,000
John & Joyce Mackey, Custodians        10,000
Marten C. Owens                        10,000
Peter Melaragno                        20,000
Victor Melaragno                       20,000
Ronald Campbell                        10,000
Victor Melaragno, Custodian            10,000
Richard J. Donatelli                   10,000
Steve D. Gurrera                        3,000
Christine & David Kirila               10,000
A. William Senopole, Jr.               10,000
Aurelio Berardinelli                   20,000
William E. Brest                       15,000

These issuances were made in compliance with Rule 505, Regulation D of the Securities Act of 1933 by Registrant's management, consultants and selected broker/dealers. No commissions or other remuneration was paid
to anyone.  No general solicitation was utilized.   The determination
of whether an investor was accredited or non-accredited was based on the responses in the subscription agreement filled out by each investor.

In January 1998, Infectech issued 121 Common Shares pursuant to option
exercise at $.01 per Common Shares to Thomas A. Kelly, Ph.D.   The
Common Shares were issued to a sophisticated investor who had access to information on Infectech necessary to make an informed investment decision for cash consideration pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

In the second and third quarters of 1998, Infectech issued Common
Shares for option exercise at $.01 per Common Share as follows.

Name                         Common Shares         Cash Payment
Thomas A. Kelly, Ph.D          1,017                   $ 10.17
Robert A. Ollar, Ph.D.         6,250                   $ 62.50
Jeffrey Lewis                 49,825                   $498.25

Dr. Kelly obtained the options during 1997 for his work with the
scientific advisory board.   Dr. Kelly also obtained options in 1997
and 1998 for services on the scientific advisory board.   Dr. Ollar
received options for scientific contributions to Infectech.   Mr. Lewis
was granted options for financial consulting services to Infectech in
1997 and 1998.   The option price of $1.20 is based upon the previous
private offering price.

The Common Shares were issued to sophisticated investors who had access to information on Infectech necessary to make an informed investment decision for cash consideration or services pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

During the first quarter of 1999, Infectech issued 111,000 common shares at $1.20 per common share cash payment (aggregate of $133,200) to the following:

Robert Hudock             10,000 Common Shares
James A. Hudock           10,000 Common Shares
John Zullo                10,000 Common Shares
Frank Shardy              19,000 Common Shares
Victor Melaragno          10,000 Common Shares
Anthony Melaragno         10,000 Common Shares
Bruno Melaragno           20,000 Common Shares
Aurelio Berarolineli      10,000 Common Shares
John Demas, Sr.           12,000 Common Shares

These issuances were made in compliance with Rule 504, Regulation D of the Securities Act of 1933 by Registrant's management, consultants and selected broker/dealers. No commissions or other remuneration was paid to anyone. The determination of whether an investor was accredited or non-accredited was based on the responses in the subscription agreement filled out by each investor.

In March 1999, Infectech issued 3,334 Common Shares pursuant to option exercise at $.01 per Common Shares to June Pasacic for financial
consulting services provided in 1996.   The Common Shares were issued
to a sophisticated investor who had access to information on Infectech necessary to make an informed investment decision for cash consideration or services pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification. Infectech shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Delaware, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of Infectech, or served any other enterprise as director, officer or employee at the request of Infectech. The Board of Directors, in its discretion, shall have the power on behalf of Infectech to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of Infectech.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of Infectech, Infectech has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Infectech of expenses incurred or paid by a director, officer or controlling person of Infectech in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, Infectech will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE CORPORATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.

Limitation on Liability and Indemnification Matters.   The Certificate
of Incorporation of the Corporation limits the liability of directors of the Corporation to the Corporation or its stockholders to the fullest extent permitted by Delaware law. Specifically, directors of the Corporation will not be personally liable for money damages for breach of a duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Act, which relates to unlawful declarations of dividends or other distributions of assets to stockholders or the unlawful purchase of shares of the corporation, or (iv) for any transaction from which the director derived an improper personal benefit.

PART F/S

The following financial statements required by Item 310 of Regulation S-B are furnished below

Independent Auditor's Report dated March 24, 1999
Balance Sheet as of December 31, 1998 and 1997
Statement of Operations for the Years ended December 31, 1998, 1997 and 1996 and the period from June 21, 1989 (inception) to December 31, 1998 Statement of Stockholders' Equity for the Years ended December 31, 1998, 1997 and 1996 and for the period from June 21, 1989 to December 31, 1998
Statement of Cash Flows for the Years ended December 31, 1998, 1997 and 1996 and for the period from June 21, 1989 to December 31, 1998
Notes to Financial Statements

Balance Sheet as of September 30, 1999
Statement of Operations for the Nine Months ended September 30, 1999 and 1998
Statement of Cash Flows for the Nine Months ended September 30, 1999 and 1998
Notes to Financial Statements

March 24, 1999




Board of Directors
Infectech, Inc.
Sharon, Pennsylvania

Independent Auditors' Report

We have audited the accompanying balance sheets of Infectech, Inc., a development stage enterprise, as of December 31, 1998 and 1997 and the related statements of operations, stockholders equity (deficit) and cash flows for each of the three years in the period ended December 31, 1998 and for the period from June 21, 1989 (inception) to December 31, 1998. These financial statements are the responsibility of Infectech's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Infectech, Inc. as of December 31, 1998 and 1997 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 and for the period from June 21, 1989 (inception) to December 31, 1998 in conformity with generally accepted accounting principles.



/s/Hill Barth & King, Inc.
Certified Public Accountants
Sharon, Pennsylvania

BALANCE SHEETS
INFECTECH, INC
(A development stage enterprise)

December 31, 1998 and 1997

                                                                 DECEMBER 31,
                                                            1998              1997
                     A S S E T S
CURRENT ASSETS
Cash and cash equivalents                              $  217,295         $  295,489
Certificate of deposit                                          0            200,000

EQUIPMENT
Medical equipment                                          43,517             37,013
Less accumulated depreciation                              16,078             10,192
                                                       ----------          ---------
NET EQUIPMENT                                              27,439             26,821
                                                       -----------         ---------

OTHER ASSETS
Deposit                                                     1,669             1,456
Patent costs, net of accumulated amortization
of $82,442 in 1998 and $51,686 in 1997                    522,092           361,475
                                                       ----------         ---------
TOTAL OTHER ASSETS                                        523,761           362,931

                                                       $  768,495        $  885,241
                                                       ==========        ==========

            LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES
Accounts payable                                        $  33,006         $  16,205
Accrued payroll taxes                                         522               363
Accrued state taxes                                         2,468             2,516
                                                       ----------        ----------
TOTAL CURRENT LIABILITIES                                  35,996            19,084
                                                       ----------        ----------

STOCKHOLDERS EQUITY - NOTES E, F, G AND H
Common stock - $.02 par value per share:
Authorized 20,000,000 shares; issued and
outstanding 6,366,450 shares in 1998
and 6,033,200 shares in 1997                              127,329           120,664
Additional paid-in capital                              1,853,546         1,446,993
Deficit accumulated during the
development stage                                      (1,248,376)         (701,500)
                                                       ----------         ---------
TOTAL STOCKHOLDERS EQUITY                                 732,499           866,157
                                                       ----------         ---------
                                                       $  768,495        $  885,241
                                                       ==========        ==========

See accompanying notes to financial statements

STATEMENTS OF OPERATIONS
INFECTECH, INC.
(A development stage enterprise)

Years ended December 31, 1998, 1997, 1996 and period from June 21, 1989 (inception) to December 31, 1998

                                                                                 PERIOD FROM
                                                                                JUNE 21, 1989
                                                                                 (INCEPTION)
                                                      YEAR ENDED                      TO
                                                      DECEMBER 31,               DECEMBER 31,
                                               1998     1997     1996              1998
                                              -----     -----    -----             ----
OPERATING INCOME
Sales                                      $  3,669    $   0     $  0            $ 3,669

OPERATING EXPENSES
Research and development                     92,004   60,697   17,500            206,011
Wages                                       121,092   24,568   16,000            177,404
Telephone                                     7,592    9,955    3,595             29,255
Office expense                                9,746    7,541    2,328             22,675
Insurance                                     5,536    5,066    6,765             17,692
Legal and accounting                         61,556   60,938   80,711            234,743
Travel                                       11,467   27,053    9,310             68,416
Payroll taxes                                 3,185    2,268    1,573              8,627
State and local taxes                         4,796    3,777    2,584             11,692
Amortization                                 30,756   20,669   14,194             85,282
Depreciation                                  5,886    5,288    4,410             16,079
Rent                                         28,212   26,713   19,808             74,733
Consulting and professional fees            183,466  104,971   43,360            331,797
Miscellaneous                                 6,656    8,355      956             17,526
                                            -------  -------   ------           --------
TOTAL OPERATING EXPENSES                    571,950  367,859  223,094          1,301,932
                                           --------  -------  -------         ----------
LOSS FROM OPERATIONS                       (568,281)(367,859)(223,094)        (1,298,263)
                                           --------  -------  -------          ---------

OTHER INCOME (DEDUCTION)
   Interest expense                               0        0     (661)             (661)
   Interest earned                           21,405   21,634    2,833            50,548
                                           --------  -------  -------         ----------
                                             21,405   21,634    2,172            49,887
                                            -------  --------  ------         ---------
NET LOSS                                  $(546,876)$(346,225)$(220,922)    $(1,248,376)
                                          =========  ========   =======       =========
Basic Earnings (Loss) per share           $    (.09)$     .06)$    (.04)
                                          ========= ========= =========



See accompanying notes to financial statements

STATEMENTS OF STOCKHOLDERS EQUITY (DEFICIT)
INFECTECH, INC.
(A development stage enterprise)
Years ended December 31, 1998, 1997, 1996
and the period from June 21, 1989 (inception) to December 31, 1998

                                                                            DEFICIT
                                                                         ACCUMULATED
                                                        ADDITIONAL          DURING       RECEIVABLE
                                         COMMON          PAID-IN         DEVELOPMENT     FROM SALE
                                         STOCK           CAPITAL            STAGE         OF STOCK      TOTAL
                                         ------         ----------       -----------    ------------   -------
Balance June 21, 1989 (inception)       $      0         $      0           $     0        $     0       $   0
Net loss                                       0                0               (98)             0         (98)
                                        --------         --------           -------        -------       -----
Deficit December 31, 1989                      0                0               (98)             0        (98)
Net loss                                       0                0              (388)             0          0
                                        --------         --------           -------        -------      -----
Deficit December 31, 1990                      0                0              (486)             0       (486)
Net loss                                       0                0              (907)             0       (907)
                                        --------         --------           -------        -------      -----
Deficit December 31, 1991                      0                0            (1,393)             0     (1,393)
Issuance of 1,849,300 shares of stock in
exchange for $20,000 in long-term loans   20,000                0                 0              0     20,000
Issuance of 1,811,100 shares of stock in
exchange for research and development     35,810                0                 0              0     35,810
Issuance of 100,000 shares of
   stock for organization costs            2,000                0                 0              0      2,000
Issuance of 105,000 shares of stock
   for out-of-pocket costs                 2,100                0                 0              0      2,100
Issuance of 134,600 shares of stock in
   exchange for legal services            13,000                0                 0              0     13,000
Net loss                                       0                0           (67,027)             0    (67,027)
                                          ------           ------           -------       --------    -------
Balance (deficit) December 31, 1992       72,910                0           (68,420)             0      4,490
Net loss                                       0                0            (7,993)             0     (7,993)
                                          ------           ------           -------       --------     ------
Balance (deficit) December 31, 1993        72,910               0           (76,413)             0     (3,503)
Net loss                                        0               0           (14,160)             0    (14,160)
                                           ------          ------           -------       --------     ------
Balance (deficit) December 31, 1994        72,910               0           (90,573)             0    (17,663)
Conversion of long-term debt to
   additional paid-in capital                   0          44,833                 0              0     44,833
Transfer of costs in excess of
   par value upon  change to $1
   par value from no par value              7,090          (7,090)                0              0          0
Private placement of 500,000 shares of
   stock at $.20 per share                 10,000          90,000                 0              0    100,000
Private placement of 507,500 shares of
   stock at $.40 per share                 10,150         192,850                 0              0    203,000
Private placement of 25,000 shares of
   Stock at $.80 per share                    500          19,500                 0              0     20,000
Costs relating to sale of stock                 0         (10,200)                0              0    (10,200)
Issuance of 100,000 shares of stock at $.06
   Per share                                2,000           4,000                 0         (6,000)         0
Net Loss                                        0               0           (43,780)             0    (43,780)
                                         --------         -------          --------         ------   --------
Balance (deficit) December 31, 1995       102,650         333,893          (134,353)        (6,000)   296,190
Cancellation of 15,250 shares of stock       (305)            305                 0              0          0
Issuance of 87,500 shares of stock for
      debt                                  1,750         103,250                 0              0    105,000
Collection of receivable                        0               0                 0          6,000      6,000
Private placement of 306,000 shares of stock
   At $1.20 per share                       6,120         361,080                 0              0    367,200
Costs relating to sale of stock                 0         (36,000)                0              0    (36,000)
Net loss                                        0               0          (220,922)             0   (220,922)
                                          -------      ----------         ---------          -----   --------
Balance (deficit) December 31, 1996       110,215         762,528          (355,275)             0     517,468
Private placement of 522,450
   shares of stock at $1.20 per share      10,449         616,491                 0              0     626,940
Expense relating to stock options               0          67,974                 0              0      67,974
Net loss                                        0               0          (346,225)             0    (346,225)
                                        ---------       ---------         ---------          -----   ---------
Balance (deficit) December 31, 1997       120,664       1,446,993          (701,500)             0     866,157
Private placement of 225,000 shares
   of stock at $1.20 per share              4,500         265,500                 0              0     270,000




Issuance of 57,213 shares of stock
   upon exercise of options at
   $.01 per share	                           1,144            (572)                0              0         572
Issuance  of 51,037 shares of
   stock for services                       1,021          65,372                 0              0      66,393
Costs relating to sale of stock                 0         (41,148)                0              0     (41,148)
Expense relating to stock options               0         117,401                 0              0     117,401
Net loss                                        0               0          (546,876)             0    (546,872)
                                           ------        --------        ----------           ----    --------
Balance (deficit) December 31, 1998      $127,329      $1,853,546       $(1,248,376)        $    0   $ 732,499
                                        =========      ==========       ===========         ======   =========

See accompanying notes to financial statements

STATEMENTS OF CASH FLOWS
INFECTECH, INC.
(A development stage enterprise)
Years ended December 31, 1998, 1997, 1996
and the period from June 21, 1989 (inception) to December 31, 1998

                                                                                   PERIOD FROM
                                                                                  JUNE 21, 1989
                                                                                     (INCEPTION)
                                                                                           TO
                                                                                       DECEMBER 31,
                                      1998             1997            1996                1998
                                  -----------       ----------      ----------       ---------------
CASH FLOWS FROM
OPERATING ACTIVITIES
Net loss                            $(546,876)       $(346,225)      $(220,922)        $(1,248,376)
Adjustments to reconcile net
loss to net cash used in
operating activities:
Amortization                           30,756           20,669          14,194              85,282
Depreciation                            5,886            5,288           4,410              16,079
Increase (decrease) in payables        16,801          (60,867)         71,089              31,212
Increase in accrued expenses              111            2,132             412               4,052
 Expenses exchanged for capital       183,794           67,974               0             302,678
                                    ---------         --------        --------           ---------
NET CASH USED IN
     OPERATING ACTIVITIES            (309,528)        (311,029)       (130,817)           (809,073)
                                    ---------         --------        --------           ---------

CASH FLOWS FROM
INVESTING ACTIVITIES
Purchase  (redemption) of
    certificate of deposit            200,000         (200,000)               0                  0
Purchase of equipment                  (6,504)            (849)         (22,328)           (43,518)
Patent costs                         (191,373)        (108,549)        (119,572)          (605,374)
Increase in deposits                     (213)             (26)          (1,430)            (1,669)
                                    ---------        ---------        ---------          ---------
NET CASH PROVIDED BY (USED IN)
INVESTING ACTIVITIES                    1,910         (309,424)        (143,330)          (650,561)
                                    ---------        ---------        ---------          ---------

CASH FLOWS FROM
FINANCING ACTIVITIES
Fees in connection with
   issuance of stock                  (41,148)                0         (36,000)          (87,348)
Proceeds from issuance of
     long-term debt                         0                 0          36,189           170,565
Proceeds from issuance of
   common stock                       270,572           626,940         373,200         1,593,712
                                   ----------        ----------       ---------        ----------
NET CASH PROVIDED BY
FINANCING ACTIVITIES                  229,424           626,940         373,389         1,676,929
                                   ----------        ----------       ---------        ----------

NET INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS                  (78,194)            6,487          99,242          217,295

CASH AND CASH EQUIVALENTS
Beginning of period                   295,489           289,002         189,760                0
                                    ---------         ---------      ----------        ---------
End of period                       $ 217,295         $ 295,489       $ 289,002      $   217,295
                                   ==========         =========      ==========      ===========
CASH WAS PAID FOR
Interest	                           $       0         $       0       $     661       $      661
                                   ==========         =========      ==========      ===========

See accompanying notes to financial statements

NOTES TO FINANCIAL STATEMENTS

INFECTECH, INC.
(A development stage enterprise)
December 31, 1998 and 1997

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:
These financial statements are those of a development stage company, Infectech, Inc., that was incorporated in 1989 to develop diagnostic tests for infectious diseases. A paraffin slide technology has been developed that greatly reduces the time required to identify bacteria and diagnose disease. This technology has been patented in the United States, major European countries and Australia.

Infectech's operations have consisted primarily of incurring legal costs to obtain patents in the United States and foreign countries and conducting research and development activities.

Cash and Cash Equivalents:
Infectech considers highly liquid debt instruments purchased with maturity dates of three months or less to be cash equivalents.

Infectech maintains deposits in savings, checking and transfer accounts in one bank located in Hermitage, Pennsylvania. Deposits at times may exceed federally insured amounts.

Equipment:
Equipment is stated at cost. Depreciation is computed on the straight-line method.

Patent Costs:
Patent costs are stated net of amortization. Amortization is computed on the straight-line method over a 17 year period. Infectech has capitalized only legal fees related to patent rights acquired; all other such costs have been expensed as incurred.

Research and Development Costs:
Research and development costs not directly reimbursable by others, totaling $35,810 in 1992, were charged to expense when stock was issued in exchange for patent rights. Research and development costs of $92,004 in 1998, $60,697 in 1997 and $17,500 in 1996 were charged to expense when incurred.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Substantially all revenues are recognized when finished products are delivered or services have been rendered, with appropriate provision
for uncollectible accounts.   Royalty income is recognized when earned.

Long-Lived Assets
In 1997, Infectech adopted SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The adoption of SFAS 121 had no impact on Infectech's financial position or on its results of operations.

In accordance with SFAS 121, long-lived assets held and used by Infectech are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an assets may not be
recoverable.   For purposes of evaluating the recoverability of long-
lived assets, the recoverability test is performed using undiscounted net cash flows estimated to be generated by those assets compared to the carrying value of the asset.

NOTE B - LINE OF CREDIT

Infectech has a $10,500 line of credit, all of which was available at December 31, 1998. The line of credit is collateralized by the personal guarantee of a stockholder.

INFECTECH, INC.
(A development stage enterprise)
December 31, 1998 and 1997

NOTE C - LEASES WHERE COMPANY IS LESSEE

Infectech has a three year operating lease for laboratory space, with a renewal option for an additional three years. Following is a summary of future minimum lease payments as of the lease inception:
Year ending -
December 31, 1999	         $   3,602

NOTE D - INCOME TAXES

Following is a reconciliation between federal income taxes at statutory rates and actual taxes based on income before income taxes:

                                            YEAR ENDED
                                            DECEMBER 31,
                                 -------------------------------------
                                     1998        1997          1996
                                     ----        ----          ----
Statutory taxes                      35.0%      (35.0%)       (35.0%)
Effect of valuation reserve          35.0        35.0          35.0
                                   ------       -----        ------
                                       .0%         .0%           .0%
                                   =======      ======       =======

The tax effects of temporary differences that give rise to significant portions of deferred tax assets are presented below:

                                            YEAR ENDED
                                           DECEMBER 31,
                                    -----------------------------------
                                            1998            1997
                                            ----            ----
Deferred tax assets:
Net operating loss                        $400,000        $215,000
Less valuation allowance                  (400,000)       (215,000)
                                         ---------       ---------
NET DEFERRED TAX ASSETS                   $      0        $      0

Infectech has no significant deferred tax liabilities.

At December 31, 1998, Infectech had unused net operating tax loss carryovers of approximately $1,179,000 available for federal income tax purposes for offset against future taxable income, $547,000 expiring in 2013, $325,000 expiring in 2012, $220,000 expiring in 2011, $43,800 expiring in 2010, $14,000 expiring in 2009, $8,000 expiring in 2008 and the balance expiring in the years 2004 through 2008. The utilization of the loss carryovers may be limited to a reduced annual amount after an ownership change as defined by Section 382 of the Internal Revenue Code.

NOTE E - STOCK OPTIONS
Infectech adopted a stock option plan, which provides for the issuance of up to 1,182,750 shares of common stock to key employees and directors and other individuals involved in Infectech. During 1998, the plan was amended to increase the number of shares by 1,250,000.

A summary of Infectech's option plans at December 31, 1998 and December 31, 1997 and changes during the periods ending on those dates are shown below:

                                            DECEMBER 31,                         DECEMBER 31,
                                             1998                                   1997
                                        ----------------                    ------------------
                                                WEIGHTED                               WEIGHTED
                                                 AVERAGE                               AVERAGE
                                                 EXERCISE                              EXERCISE
                                        SHARES    PRICE                        SHARES    PRICE
                                        ---------------                        ---------------
Employees
  Outstanding at beginning of period   203,921      $1.20                    66,766      $1.20
  Granted                              146,638        .63                   137,155       1.20
  Options exercised                     (6,750)       .01                         0        .00
                                      --------                              -------
   Outstanding at end of period        343,809        .98                   203,921       1.20
                                      ========      =====                   =======      =====
   Options exercisable
     At end of period                  236,866      $ .84                         0      $ .00
                                     =========      =====                   =======      =====

Nonemployees
   Outstanding at beginning of period   525,263     $2.14                   158,330      $1.31
   Granted                               69,199      1.14                   366,933       2.51
   Options exercised                    (50,463)      .01                         0        .00
                                      ---------     -----                   -------      -----
   Outstanding at end of period         543,999      2.22                   525,263       2.14
                                       ========     =====                   =======      =====
   Options exercisable at end of
      period                            198,200     $2.08                    53,492      $ .00


All shares issued before 1998 vest in equal installments over a three year period on each anniversary date of the grant. The shares granted in 1998 vest immediately. The terms of the options are generally for 10 years.

In addition, on December 9, 1995 one consultant to Infectech was granted a fully vested option to purchase $15,000 worth of stock at a price equal to one-half of the price any stock is sold in an initial public offering.

Following is a summary on the status of options outstanding at December
31, 1998:

                         OUTSTANDING OPTIONS            EXERCISABLE OPTIONS
                                     WEIGHTED
                                      AVERAGE           WEIGHTED
                                     REMAINING          AVERAGE
EXERCISE                            CONTRACTUAL         EXERCISE
PRICE                      NUMBER      LIFE              PRICE      NUMBER

EMPLOYEES
$ .01                       63,750    10 years            $ .01      63,750
  .20                       60,000    10 years              .20      20,000
 1.20                      217,120    10 years             1.20     119,688

NONEMPOYEES

$ .01                       15,000    10 years            $ .01      11,666
  .02                        1,650    10 years              .02       1,650
 1.20                      221,188    10 years             1.20     113,462
 3.00                      300,000    10 years             3.00     100,000
 4.50                        9,100     9 years             4.50       6,500

The Company charges expense for the fair value of the stock options
issued to nonemployees.   The fair value of each option granted to
nonemployees is estimated on the grant date using the Black-Scholes model. The following assumptions were made in estimating fair value:

Dividend yield                         0
Risk-free interest rate                5%
Expected life                        10 years
Expected volatility                   None

Infectech applies APB Opinion 25 in accounting for its stock options for employees. Accordingly, compensation cost has been recognized only to the extent that the market value at grant date exceeded the option price. The amount of compensation cost recognized for 1998 was $83,300. No compensation cost was recognized for the plan in 1997.
Had compensation cost been determined on the basis of fair value pursuant to FASB Statement No. 123, net loss would have been increased as follows:

                                 1998                   1997                    1996
Net loss -
As reported                   $(546,876)              $(346,225)             $(220,922)
                              =========               =========              =========
Per Share                         $(.09)                  $(.06)                 $(.04)
                              =========               =========              =========
Pro forma                     $(587,931)              $(449,891)             $(324,399)
                              =========               =========              =========
Pro forma Per Share               $(.10)                  $(.08)                 $(.06)
                              =========               =========              =========


The independent contractors were granted options to purchase 57,459 and 60,146 shares from $.01 to $1.20 per share in exchange for services rendered during 1998 and 1997, respectively. Infectech recognized an expense of $34,667 for 1998 and $67,974 for 1997 equal to the value of
this option.   Following is a table listing the independent contractor
and the options issued.
                                        Options Issued
Independent Contractor                  1998      1997
----------------------                  ----      ----
Steven Lewis                           30,000         0
Jeff Lewis                                  -    50,025
Tom Kelly                                 650     5,121
Sara Giordano                          15,138     5,000
James Johnson                             270         0
William Modor                          10,401         0
Larry Sanata                            1,000         0
                                      -------    ------
TOTAL OPTIONS ISSUED                   57,459    60,146
                                      =======    ======

In addition, one independent contractor, Timothy Miles, was granted 50,000 common shares in exchange for services in 1998. Infectech recognized a $60,000 expense for the value of the shares issued during 1998.

NOTE F - CONTROLLING INTEREST AND RELATED PARTY TRANSACTIONS

Controlling Interest:
Dr. Mitchell Felder and Dr. Robert Ollar own 63.0% and 66.6% of
Infectech's outstanding common stock at December 31, 1998 and 1997, respectively.

Related Party Transactions:
Prior to July 1995, all of Infectech's expenditures were funded by a loan from Dr. Mitchell Felder. Infectech also utilizes office space provided by Dr. Felder at no charge to Infectech.

Dr. Felder advanced Infectech $26,776 in 1993, $36,649 in 1994, $19,564 in 1995 and $36,189 in 1996. Advances from inception of Infectech to December 31, 1992 totaled $39,387.

Under an agreement with Infectech, $64,833 of the amounts loaned were converted to common stock. At December 31, 1995, $56,811 was payable to Dr. Felder.

Attorney David Bernstein provided legal services in exchange for common stock. Mr. Bertstein also provided legal services during 1992 in exchange for a $12,000 note payable.

During 1996, $105,000 in loans from Dr. Felder and Attorney Bernstein were converted to 87,500 shares of common stock.

Infectech has entered into a two-year consulting agreement with Steven Lewis, a stockholder and director of Infectech to provide consulting and advisory services to Infectech in consideration for cash payments equal to 5% of the gross proceeds to Infectech from a variety of financial transactions in which they may engage. During 1998, 1997 and 1996, $32,000, $31,347 and $18,360, respectively, was expensed under this agreement.


NOTE G - NONCASH OPERATING, INVESTING AND FINANCING ACTIVITIES

During the year ended December 31, 1992, Infectech issued common stock in exchange for $13,000 in legal fees incurred to Attorney Bertstein and $35,810 in research and development costs provided by Dr. Ollar and $2,100 in organization costs incurred by Dr. Ollar. Infectech also incurred $12,000 in long-term debt in exchange for legal services performed by Attorney Bernstein. Infectech also converted $20,000 in long-term debt to stock owed to Dr. Felder during 1992.

Dr. Felder paid company expenses or loaned amounts to Infectech on a long-term basis as follows:

                    Year          Amount
                   -----         -------

                     1989      $   2,522
                     1990          4,946
                     1991          8,914
                     1992         23,005
                     1993         26,776
                     1994         36,649
                     1995         19,564
                     1996         35,813

                                $158,189
                                ========

During the year ended December 31, 1995, $44,833 in noninterest bearing long-term debt was transferred to paid-in capital in exchange for a transfer of stock among Dr. Felder, Susan Felder, Attorney Bernstein and Dr. Ollar.

During the year ended December 31, 1995, Infectech issued common stock to Steven Lewis in exchange for a $6,000 subscription receivable, which was repaid during 1996.

During the year ended December 31, 1996, Infectech issued common stock to Dr. Felder and Attorney Bernstein in exchange for $105,000 in long-term debt.

NOTE H - STOCK SPLITS AND STOCK OFFERING

On November 19, 1996, the stockholders amended the articles of incorporation increasing the authorized shares from 120,000 to 20,000,000. In addition, a 50 to 1 stock split was declared increasing the outstanding shares to 5,117,250.

On June 1, 1995, the stockholders amended the articles of incorporation increasing the authorized shares from 3,000 to 120,000 shares. In addition, a 40 to 1 stock split was declared increasing the outstanding shares to 120,000. At this time, the stockholders contributed 40,000 shares of stock back to Infectech. All per share amounts and number of shares have been restated to reflect the stock splits.

On November 27, 1996, Infectech offered for sale 1,000,000 shares of common stock under a private placement. As of December 31, 1998, 903,450 shares have been issued.

NOTE I - TERMINATION OF MERGER AGREEMENT

On April 7, 1998, Infectech signed a merger agreement with Regal One Corporation, an inactive public company located in Las Vegas, Nevada. The agreement called for each share of Infectech, Inc. to be exchanged for 3.8483 shares of Regal One Corporation subject to adjustment for stock options and any additional shares issued under the private placement. After the merger, Infectech, Inc. stockholders would have owned approximately 85% of the combined company. The agreement was terminated in 1998. Infectech incurred approximately $56,000 in expenses in connection with this failed merger which were charged to operations during 1998.

             Infectech, Inc. and Subsidiary
           (A DEVELOPMENT STAGE ENTERPRISE)
              Consolidated Balance Sheet
                                               Unaudited        Audited
                                              September 30      Dec. 31
         ASSETS                                   1999            1998
                                              ------------      -------
CURRENT ASSETS
  Cash and cash equivalents                    $ 81,466          $217,295

EQUIPMENT
  Medical equipment                              45,967           43,517
    Less accumulated depreciation               20,872           16,078
                                               --------         --------
      NET EQUIPMENT                              25,095           27,439

OTHER ASSETS
  Deposit                                         1,721            1,669
  Patent costs, net of accumulated amortization
    Of $110,438 in 1999 and $82,442 in 1998     550,093          522,092
                                                -------          -------
    TOTAL OTHER ASSETS                          551,814          523,761
                                                -------          -------
                                               $658,375         $768,495
                                               ========        ========

   LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable                             $ 28,413         $33,006
  Accrued expenses                                5,380             522
  Accrued state taxes                                 0           2,468
                                                -------         -------
    TOTAL CURRENT LIABILITIES                    33,793          35,996
                                                -------         -------
STOCKHOLDERS' EQUITY
  Common stock - $.02 par value
    Authorized 20,000,000 shares issued and
      outstanding 6,480,784 shares in 1999      129,616        127,329
  Additional paid-in capital                  2,152,097      1,853,546
  Deficit accumulated during the development
      stage                                  (1,657,131)    (1,248,376)
                                              ---------     ----------
      TOTAL STOCKHOLDERS' EQUITY (DEFICIT)      624,582        732,499
                                              ---------     ----------

                                              $ 658,375      $ 768,495
                                              =========      =========

See accompanying notes to consolidated financial statements

          Infectech, Inc. and Subsidiary
       Consolidated Statement of Operations
         (A DEVELOPMENT STAGE ENTERPRISE)
                  (Unaudited)

                                              For the                     For the                  Period from
                                         Three Months Ended           Nine Months Ended           June 21, 1989
                                            September 30,               September 30,            (Inception) to
                                   1999                  1998       1999           1998         September 30, 1999
                                  --------             ------       -------        ------       --------------
OPERATING INCOME
Sales & Royalties                 $ 7,290              $0        $   7,290       $       0           $   10,959

OPERATING EXPENSES:
Research and development          14,363           42,504           49,352          65,266              255,363
Wages                             73,513           11,027           86,592          29,470              263,996
Telephone                          1,656            1,021            8,106           6,980               37,361
Office expense                       919            2,070            9,674           8,194               32,349
Insurance                              0              266               51           5,536               17,743
Legal & accounting                 3,785           12,000           19,726          52,239              254,469
Travel                               (77)           4,299            5,580           6,645               73,996
Payroll Taxes                        617              819            1,917           2,495               10,544
State & local taxes                    0            1,374            2,621           4,774               14,313
Amortization                       9,470           11,933           27,995          23,051              113,277
Depreciation                       1,686            1,648            4,794           4,320               20,873
Rent                               6,293            8,304           14,739          20,609               89,472
Consulting & professional fees   101,341           12,398          116,059          12,000              447,856
Public relations                   3,378                0           30,188               0               30,188
Royalties                          1,822                0            1,822               0                1,822
Misc. operating expenses           6,211            1,801           11,420           5,911               28,946
MD-diagnostics.com expenses            0                0           30,614               0               30,614
                              ----------       ----------      -----------      ----------         ------------
TOTAL OPERATING EXPENSES         224,977          111,464          421,250         247,490            1,723,182
                              ----------       ----------      -----------      ----------         ------------
LOSS FROM OPERATIONS            (217,687)        (111,464)        (413,960)       (247,490)          (1,712,223)

OTHER INCOME (DEDUCTION)
Interest expense                       0                0                0               0                (661)
Interest earned                    1,144            3,022            5,205          18,503              55,753
                              ----------      -----------      -----------      ----------         -----------
NET LOSS                       $(216,543)       $(108,442)       $(408,755)      $(228,987)        $(1,657,131)
                              ==========       ==========      ===========      ==========         ===========

BASIC LOSS PER SHARE           $    (.03)       $    (.02)       $    (.06)      $    (.04)
                               ==========       ==========      ==========      ==========
WEIGHTED AVERAGE SHARES         6,480,784        6,258,631       6,436,972       6,133,173

See accompanying notes to consolidated financial statements

              Infectech, Inc. and Subsidiary
            Consolidated Statement of Cash Flows
                     (Unaudited)

                                                    For the            For the           Period from
                                                    Nine Months       Nine Months       June 21, 1989
                                                     Ended              Ended          (Inception) to
                                                 Sept. 30, 1999    Sept. 30, 1998       Sept. 30, 1999
                                                 --------------    --------------     ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss                                           ($408,755)         ($228,987)         ($1,657,131)
Adjustments to reconcile net loss to
  net cash used in operating activities:
Amortization                                          27,995             23,051              113,277
Depreciation                                           4,794              4,319               20,873
Increase (decrease) in payables                       (4,593)             2,077               26,619
Increase (decrease) in accrued expenses                2,390              1,141                6,442
Expenses exchanged for capital                       167,604                  0              470,282
                                                    --------           --------            ----------
NET CASH USED IN OPERATING ACTIVITIES               (210,565)          (198,399)          (1,019,638)

CASH FLOWS FROM INVESTING ACTIVITIES
Redemption (Purchase) of certificate of deposit            0            200,000                    0
Purchase of equipment                                 (2,450)            (4,505)             (45,968)
Patent costs                                         (55,997)          (179,554)            (661,371)
Increase (decrease) in deposits                          (51)               (82)              (1,720)
Deferred merger & offering costs                           0            (76,070)                   0
                                                     -------             ------             --------
NET CASHED USED IN INVESTING ACTIVITIES              (58,498)           (60,211)            (709,059)

CASH FLOWS FROM FINANCING ACTIVITIES
Fees in connection with issuance of stock                  0                  0              (87,348)
Proceeds from issuance of long-term debt                   0                  0              170,565
Proceeds from issuance of common stock               133,234            270,074            1,726,946
                                                    --------           --------            ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES            133,234            270,074            1,810,163

NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS                                 (135,829)            11,464               81,466

CASH AND CASH EQUIVALENTS
Beginning of Period                                  217,295            295,489                    0
End of Period                                     $   81,466         $  306,953               81,466
                                                  ==========         ==========            =========

CASH WAS PAID FOR
Interest                                          $        0         $        0            $   (661)
                                                  ==========         ==========            =========

See accompanying notes to consolidated financial statements

NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:
These financial statements are those of a development stage company, Infectech, Inc., that was incorporated in 1989 to develop diagnostic
tests for infectious diseases and one 95% owned subsidiary.   The
accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with instructions to form 10-QSB. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete
financial statements.   In the opinion of management, all adjustments
(consisting of normal recurring accruals) considered necessary have been made for the fair presentation of the company's results for the
nine month period ended September 30, 1999.   These results are not
necessarily indicative of the results that may be expected for the year ended December 31, 1999.

                           PART III


ITEM 1.  INDEX TO EXHIBITS

(2) Charter and by-laws
(3) Instruments defining the rights of security holders
(5) Voting Trust Agreement - Not Applicable
(6) Material Contracts
(7) Material Foreign Patents - Not Applicable
(12) Additional Exhibits

ITEM 2.  DESCRIPTION OF EXHIBITS

(2.1)     Articles of Incorporation incorporated by reference to
          Form 10SB filed June 17, 1999
(2.1.1) Amendment to Articles of Incorporation dated July 4, 1995 incorporated by reference to Form 10SB filed June 17, 1999
(2.1.2) Amendment to Articles of Incorporation dated November 21, 1996 incorporated by reference to Form 10SB filed June 17, 1999
(2.2)     Bylaws incorporated by reference to Form 10SB filed June 17,
          1999
(3.1)     Common Stock Certificate - to be filed by amendment
(3.2)     Preferred Stock Certificate - to be filed by amendment
(6.1)     License Agreement dated October 4, 1993, between Infectech and Erie Scientific Company incorporated by reference to Form 10SB filed June 17, 1999
(6.2) Investment and Licensing Agreement dated June 11, 1998 between Infectech and BioRemedial Technologies, Inc. incorporated by reference to Form 10SB filed June 17, 1999
(6.3) Consulting Agreement dated July 8, 1998, between Infectech and Breakthru Technologies, L.L.C. incorporated by reference to Form 10SB filed June 17, 1999
(6.4) Consulting Agreement dated September 24, 1998, between the Company and Timothy Miles d/b/a/ Little Pond Enterprises
           incorporated by reference to Form 10SB filed June 17, 1999
(6.5) Letter agreement together with Option Agreement and Research Agreement exhibits dated August 19, 1998, between Infectech and Brigham and Women's Hospital incorporated by reference to
           Form 10SB filed June 17, 1999
(6.6) Consulting Agreement dated September 15, 1998, between the Company and Merrill Weber & Co., Inc. incorporated by reference to Form 10SB filed June 17, 1999
(6.7) Letter Agreements dated April 14, 1997 and May 14, 1997 between Infectech and NEN Life Science, Inc. incorporated by reference to Form 10SB filed June 17, 1999
(6.8)     Letter Agreement dated November 19, 1997, between Infectech and Starplex Scientific incorporated by reference to Form 10SB filed June 17, 1999
(6.9) Exclusive Licensing Agreement dated September 14, 1999 between Infectech and BioRemedial Technologies, Inc.
(6.10) Consulting Agreement dated September 13, 1999 between the Company and Bridgeport Group, LLC

                              SIGNATURES




In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             INFECTECH, INC.



                                        Mitchell Felder, M.C.
Date: December 8, 2000               --------------------------------
                                       By:  Mitchell Felder, President